Exhibit 99.3

Fiscal 2016

Management Discussion and Analysis

MANAGEMENT DISCUSSION AND ANALYSIS

The following Management Discussion & Analysis (“MD&A”) prepared as of September 28, 2016, should be read in conjunction with DHX Media Ltd.’s (the “Company” or “DHX”) audited consolidated financial statements and accompanying notes for the years ended June 30, 2016 and 2015 (as found on www.sedar.com or on DHX's website at www.dhxmedia.com). The audited consolidated financial statements and accompanying notes for the years ended June 30, 2016 and 2015 have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board ("IASB").

DHX is a public company incorporated under the Canadian Business Corporations Act whose Variable Voting Shares and Common Voting Shares are traded on the Toronto Stock Exchange (“TSX”), admitted on May 19, 2006, under the symbols DHX.A and DHX.B, respectively. On June 23, 2015, the Company's Variable Voting Shares commenced trading on the NASDAQ Global Trading Market (the "NASDAQ") under the symbol DHXM. Additional information relating to the Company can be found on its website at www.dhxmedia.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov/edgar.shtml.

Figures in this MD&A are shown as millions (for example, $100,000 is shown as $0.10 million) and are approximate and have been rounded to the nearest ten thousand. Due to this rounding, some individual items, once totalled, may be slightly different than the corresponding total.

Forward Looking Statements

This MD&A and the documents incorporated by reference herein, if any, contain certain “forward-looking information” and “forward looking statements” within the meaning of applicable Canadian and United States securities legislation (collectively herein referred to as “forward-looking statements”), including the “safe harbour” provisions of provincial securities legislation in Canada, the U.S. Private Securities Litigation Reform Act of 1995, Section 21E of the Securities Exchange Act of 1934, as amended (the, “U.S. Exchange Act”), and Section 27A of the U.S. Securities Act of 1933, as amended (the “U.S. Securities Act”). These statements relate to future events or future performance and reflect the Company’s expectations and assumptions regarding the results of operations, performance and business prospects and opportunities of the Company and its subsidiaries. Forward looking statements are often, but not always, identified by the use of words such as “may”, “would”, “could”, “will”, “should”, “expect”, “expects”, “plan”, “intend”, “anticipate”, “believe”, “estimate”, “predict”, “potential”, “pursue”, “continue”, “seek” or the negative of these terms or other similar expressions concerning matters that are not historical facts. In particular, statements regarding the Company or any of its subsidiaries’ growth, objectives, future plans and goals, including those related to future operating results, economic performance, and the markets and industries in which the Company operates are or involve forward-looking statements. Specific forward-looking statements in this document include, but are not limited to, statements under the “Outlook” section and statements with respect to:

•	the business strategies and strategic priorities of the Company;
•	management’s annual financial targets and the future financial and operating performance of the Company and its subsidiaries;
•	the timing for implementation of certain business strategies and other operational activities of the Company;
•	the markets and industries, including competitive conditions, in which the Company operates;
•	the Company’s production pipeline;
•	the rebranding of the television channels of the Company;
•	capital expenditures in connection with its construction of its new leased studio in Vancouver;
•	the Company’s live tours business; and
•	the financial impact of its long-term agreement with Mattel, Inc.

Forward-looking statements are based on factors and assumptions that management believes are reasonable at the time they are made, but a number of assumptions may prove to be incorrect, including, but not limited to, assumptions about: (i) the Company’s future operating results, (ii) the expected pace of expansion of the Company’s operations, (iii) future general economic and market conditions, including debt and equity capital markets, (iv) the impact of increasing competition on the Company, and (v) changes to the industry and changes in laws and regulations related to the industry. Although the forward-looking statements contained in this MD&A and any documents incorporated by reference herein are based on what the Company considers to be reasonable assumptions based on information currently available to the Company, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements and these assumptions may prove to be incorrect.

A number of known and unknown risks, uncertainties and other factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements, including, but not limited to, general economic and market segment conditions, competitor activities, product capability and acceptance, international risk and currency exchange rates and technology changes. In evaluating these forward-looking statements, investors and prospective investors should specifically consider various risks, uncertainties and other factors which may cause actual events, performance or results to differ materially from any forward-looking statement.

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This is not an exhaustive list of the factors that may affect any of the Company’s forward-looking statements. Please refer to a discussion of the above and other risk factors related to the business of the Company and the industry in which it operates that will continue to apply to the Company, which are discussed in the Company’s Annual Information Form for the year ended June 30, 2016 which is on file at www.sedar.com and attached as an exhibit to the Company’s annual report on Form 40-F filed with the SEC at www.sec.gov/edgar.shtml and under the heading “Risk Factors” contained in this MD&A.

These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, if any, as of the date of such documents, and the Company does not intend, and does not assume any obligation, to update or revise them to reflect new events or circumstances, except in accordance with applicable securities laws. Investors and prospective investors are cautioned not to place undue reliance on forward-looking statements.

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Business of the Company

DHX is the world leading independent creator, producer, distributor, licensor, and broadcaster of kids and family television and film productions. The Company was originally the result of the combination of The Halifax Film Company Limited (“Halifax Film”) and Decode Entertainment Inc. (“Decode”) during Fiscal 2006 and at the time of initial public offering. Since that time DHX has grown organically and through the following significant acquisitions:

•	Studio B Productions (“Studio B”) on December 4, 2007;
•	imX Communications Inc. (“imX”) on July 20, 2008;
•	W!ldbrain Entertainment Inc. (“DHX Wildbrain”) on September 14, 2010;
•	Cookie Jar Entertainment (“DHX Cookie Jar”) on October 22, 2012;
•	Ragdoll Worldwide Ltd. (“Ragdoll”) on September 13, 2013;
•	Epitome Pictures and related companies (“Epitome”) on April 3, 2014;
•	Family Channel (“DHX Television”) on July 31, 2014;
•	Certain assets of Echo Bridge Entertainment, LLC and affiliated companies ("Echo Bridge") on November 13, 2014; and
•	Nerd Corps Entertainment Inc. ("Nerd Corps") on December 23, 2014.

The Company produces, distributes, broadcasts, and exploits the rights for television and film programming. DHX’s primary focus is on children’s, youth, and family (collectively “Children’s and Family”) productions because of the international sales potential and longer-term and multiple revenue streams that this genre of programming provides. Children’s and Family programming travels across cultures more easily than other genres and can therefore be sold into numerous markets, typically has a longer lifespan than other genres, and can be leveraged for library and distribution revenues and merchandising and licensing revenues.

DHX’s content library includes more than 11,800 half hours of award winning programming. DHX is recognized for  brands such as Caillou, Yo Gabba Gabba!, Inspector Gadget, Teletubbies, In the Night Garden, Johnny Test, Animal Mechanicals, Super WHY!, Degrassi, Make It Pop, and Slugterra. With the acquisition of DHX Television, the Company added broadcasting by acquiring the Family Channel ("Family Channel"), including its multiplex feed known as Family Jr ("Family Jr"), the French-language Category B specialty television channel known as Télémagino ("Télémagino"), and the English-language Category B specialty television channel known as Family CHRGD ("Family CHRGD") (together, the "Family Channel Business"). DHX’s wholly owned European licensing brand representation agency business, Copyright Promotions Licensing Group, (“CPLG”), represents numerous entertainment, sport, and design brands. The Company’s prime-time production slate also includes notable achievements in the comedy genre, including the award-winning Canadian prime-time comedy series This Hour Has 22 Minutes, which is produced for the CBC and is in its 24th season. DHX has a global footprint and has offices in Toronto, Los Angeles, Vancouver, Halifax, London, Paris, Barcelona, Milan, Munich, and Amsterdam, among others.

Revenue Model

The Company earns revenues primarily from seven categories: 1) proprietary production, which includes Canadian and other rights proprietary programs, 2) distribution (including digital distribution and WildBrain, the Company's multi-platform kids network) of its proprietary and third party acquired titles, 3) television (subscriber, advertising, and digital revenue) through DHX Television's ownership of the Family Channel Business, 4) merchandising and licensing (“M&L”) for owned brands and music and royalties (including, among others, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos), 5) M&L represented through CPLG, 6) producer and service fees, which includes production services for third parties, and 7) other revenues which also includes new media and mobile.

The Company is able to generate revenue from productions by licensing its initial broadcast rights and pre-licensing of territories for its programs. Production revenues include the initial broadcast license revenues and any pre-sales or advances included in the initial financing of the production budget of a film and television program. Once a production is completed and delivered, the program is included in the Company’s library of film and television programming. Further revenue from exploitation of the program is included in distribution revenue if it relates to television licenses and in M&L if it relates to royalties or revenues generated from non-television licenses. The Company also generates revenue from programs in which it retains Canadian and other limited participation rights and, in certain instances, from production services for productions whose copyright is owned by third parties.

Production Revenue

The Company derives proprietary production revenues, which includes other proprietary titles with Canadian and other rights, from the grant of initial broadcast rights for the initial showing of commissioned productions and pre-licensing of territories. These fees are typically collected partially upon commissioning of a production, during production, and finally once a completed production is delivered for broadcast, and at some point in time after delivery as a holdback (see note 3 of the audited consolidated financial statements for the years ended June 30, 2016 and 2015 for details on revenue recognition).

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Distribution Revenue

The Company is able to retain or obtain the ownership rights to its proprietary, other proprietary titles, and third party acquired titles, which permits the Company to generate further revenues from the distribution of the Company’s productions. In addition to generating revenues from the sale of initial broadcast rights, the Company is able to concurrently generate revenues from the sale of broadcast rights in other jurisdictions and on other platforms (such as digital platforms, including, amongst others, YouTube, Amazon, and home entertainment) for specified periods of time. Revenues from Wildbrain, the Company's multi-platform kids network, are categorized as distribution revenue.

Television Revenue

The Company generates television revenues through DHX Television's ownership of Family Channel, Family Jr, Télémagino, and Family CHRGD. Family Channel and Family Jr are licensed as a pay television service and therefore derive revenues primarily through subscription fees earned by charging a monthly subscriber fee to various Canadian cable and satellite television distributors. Family CHRGD and Télémagino have specialty television licenses, which permit them to generate advertising revenues, but the majority of the revenues are subscriber fees. In addition to linear television, all four channels have multiplatform applications which allow for their content to be distributed both on-demand and streamed and are supported by popular and robust websites and apps designed to engage viewers and support their loyalty to the brands. Traffic to the sites is monetized through advertising and sales sponsorships. Subscriber revenues typically account for 85-90% of the revenues for DHX Television.

Producer and Service Fee Revenue

Producer and service fee revenue includes revenue accounted for using the percentage of completion method for production service and corporate overhead fees earned for producing television shows, feature films, direct to digital movies, and movies of the week for third parties.

M&L-Owned (Including Music and Other Royalties)

M&L for owned brands and other various licensing royalties includes revenues from DHX’s proprietary brands (among others, Teletubbies, Yo Gabba Gabba!, Caillou, Johnny Test, In the Night Garden, and Twirlywoos) and revenues earned on music publishing rights, music retransmission rights, and other royalties. M&L revenues for owned brands include non-refundable minimum guarantees associated with M&L deals, which the Company recognizes on a straight-line basis over the term of the deal, unless the underlying royalties exceed the minimum guarantee.

M&L-Represented

M&L-represented includes revenues earned from CPLG. CPLG is an agency business based in Europe that earns commissions on M&L from representing independently owned brands from film studios and other third parties.

Other Revenue

Other revenue includes new media revenues earned on new media and interactive games and apps, including mobile smartphones and tablets, and other revenue.

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SUMMARY CONSOLIDATED FINANCIAL INFORMATION

The summary consolidated financial information set out below for the years ended June 30, 2016, 2015, and 2014 has been derived from the Company’s audited consolidated financial statements and accompanying notes for the years ended June 30, 2016, 2015, and 2014, and can be found at www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml.

Each reader should read the following information in conjunction with those statements and the related notes.

	Fiscal	Fiscal	Fiscal
	2016	2015	2014
($000, except per share data)
Consolidated Statements of Income and Comprehensive Income (Loss) Data:[1]
Revenues	304,817	264,039	116,131
Direct production costs and expense of film and television produced[2]	(126,985)	(116,129)	(44,380)
Expense of book value of acquired libraries	(4,510)	(2,870)	(2,317)
Gross margin[3]	173,322	145,040	69,434
Selling, general, and administrative	(75,614)	(59,085)	(34,283)
Write-down of certain investment in film and television programs	(1,750)	(1,814)	(984)
Amortization, finance and other expenses, net[2,4]	(63,169)	(58,871)	(22,231)
Recovery of (provision for) income taxes	(5,121)	(5,737)	(4,125)
Net income	27,668	19,533	7,811
Cumulative translation adjustment	(11,931)	(7,152)	1,597
Comprehensive income	15,737	12,381	9,408
Basic earnings per common share	0.22	0.16	0.07
Diluted earnings per common share	0.22	0.16	0.07
Weighted average common shares outstanding (expressed in thousands)
Basic	126,146	121,732	111,638
Diluted	127,682	124,737	115,074
Adjusted net income[3,5]	32,788	38,404	11,318
Basic adjusted net income per common share[5]	0.26	0.32	0.10
Diluted adjusted net income per common share[5]	0.26	0.31	0.10
Consolidated Balance Sheet Data:
Cash and cash equivalents and restricted cash	80,446	42,907	26,711
Investment in film and television programs	239,752	194,226	146,631
Total assets	901,183	808,238	424,230
Total liabilities	564,348	546,284	200,881
Shareholders' equity	336,835	261,954	223,349

1The financial information for the year ended June 30, 2016 includes the full results for all of the Company's operations. The financial information for year ended June 30, 2015 includes the full results for all of the Company's operations except: 1) DHX Television, which had only 334 days of activity; ii) the Echo Bridge assets, which were owned for 230 days; and iii) Nerd Corps, which had only 190 days of activity. The financial information for the year ended June 30, 2014 includes the full results of all of the Company's operations except Ragdoll, which had 291 days of activity, and Epitome, which had 89 days of activity, and excludes DHX Television, the Echo Bridge assets, and Nerd Corps, which were acquired subsequent to June 30, 2014.

2Direct production costs and expense of film and television produced in the table above excludes the expense of acquired libraries $12,881 (Fiscal 2015-$11,129, Fiscal 2014-$8,834) for the amortization recorded on the purchase price allocation bump to investment in film, which is included in Amortization, finance and other expenses, net.

3See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

4Other costs for the Fiscal 2016 include acquisition costs of $nil (Fiscal 2015-$5,145 and Fiscal 2014-$3,258).

5See "Reconciliation of Historical Results to Adjusted Net Income" section of this MD&A for the details of Adjusted Net Income. Basic adjusted earnings per common share is computed by dividing adjusted net income for Fiscal 2016 of $32,788 (June 30, 2015-$38,404, June 30, 2014-$11,318) by basic weighted average common shares outstanding of 126,146, (June 30, 2015-121,732, June 30, 2014-111,638). Diluted adjusted earnings per common share is computed by dividing adjusted net income for Fiscal 2016 of $32,788 (June 30, 2015-$38,404, June 30, 2014-$11,318) by diluted weighted average common shares outstanding of 127,682 (June 30, 2015-124,737, June 30, 2015-115,074).

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Results for the Fiscal 2016 (“Fiscal 2016”) compared to the Fiscal 2015 (“Fiscal 2015”)

Revenues

Revenues for Fiscal 2016 were $304.82 million, up 15% from $264.03 million for Fiscal 2015. The increase for Fiscal 2016 was due to higher distribution revenues (98% organic, 2% acquisitive), accounting for 22% of the increase, strong growth in proprietary production revenues (97% organic, 3% acquisitive), accounting for 13% of the increase, strong growth in M&L-represented revenues (all organic), accounting for 35% of the increase, a significant increase in producer and service fee revenues (90% organic, 10% acquisitive), accounting for 40% of the increase, and an increase in M&L-owned revenues (95% organic, 5% acquisitive), accounting for 12% of the growth, offset by a decrease in DHX Television revenues, which included twelve months of activity, versus eleven months in Fiscal 2015, offsetting 17% of the growth, and a decrease in new media revenues (86% organic, 14% acquisitive), offsetting 5% of the growth.

The Company's Content Business is comprised of Proprietary Production, Distribution, M&L-Owned, Producer and Service Fees, and New Media and Other.

Proprietary production revenues: Proprietary production revenues for Fiscal 2016 were $43.31 million, an increase of 14% (10% organic and 4% acquisitive) compared to $38.08 million for Fiscal 2015. Management is pleased to report that for Fiscal 2016, the Company added 215.0 proprietary half-hours to the library, up 20% from 179.0 half-hours for Fiscal 2015, well above Management's stated goal of adding 100-200 half-hours annually to the library. For the Fiscal 2016, the Company added 150.0 half-hours of third party produced titles with distribution rights (Fiscal 2015-45.0 half-hours), an increase of 233% and a direct result of the operational synergies associated with owning DHX Television. The proprietary production revenue was above the mid-point of Management's most recent annual guidance as included in the Q3 2016 MD&A. See delivery chart below for further details.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on distribution rights for third party produced titles) and dollar value subtotals per category for Fiscal 2016 and Fiscal 2015 was as follows:

		Fiscal 2016		Fiscal Months 2015
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
Airmageddon	I		26		—
The Deep	I		20		6
Degrassi	XIV		—		28
Degrassi	XV		20		—
Dr. Dimensionpants	I		—		6
Endangered Species	II		—		6
Hank Zipzer	II		—		13
Hank Zipzer	III		13		—
Inspector Gadget	I		—		26
Kate & Mim-Mim	II		12		—
Looped	I		—		26
Make It Pop	I		—		20
Make It Pop	II		21		—
Open Heart	I		—		12
The Other Kingdom	I		20		—
Slugterra	III		11		2
Slugterra	IV		4		—
Space Ranger Roger	I		3		—
Supernoobs	I		26		—
Teletubbies	I		15		—
You & Me	I		—		13
Subtotals		$38.69	191	$33.75	158

Third Party Produced Titles with Distribution Rights
Backstage			30		—
Fangbone			13		—
Gaming Show			21		4
Kuu Kuu Harajuku			18		—
Messy Goes to Okido			22		4
Rainbow Ruby			14		—
Rastamouse			—		13
Super Why!			14		9
Topsy & Tim			2		—
Twirlywoos			10		15
We are Savvy			4		—
Subtotals			148		45

Total Children's and Family		$38.69	339	$33.75	203

Comedy:

Proprietary
This Hour Has 22 Minutes	XXII		—		21
This Hour Has 22 Minutes	XXIII		24		—
Subtotals		$4.62	24	$4.33	21

Third Party Produced Titles with Distribution Rights
Body Buds			1		—
Disorderly			1		—
			2		—

Total Comedy		$4.62	26	$4.33	21

Total Proprietary		$43.31	215	$38.08	179
Total Third Party Produced Titles with Distribution Rights		—	150	—	45
		$43.31	365	$38.08	224

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Distribution revenues: Management is pleased to report that for Fiscal 2016, distribution revenues were up 11% to $86.56 million (9% organic and 2% acquisitive), from $77.67 million for Fiscal 2015, primarily due to the continuing growth of new digital customers, platforms, and territories. Fiscal 2015 distribution revenues included $12.78 million in streaming revenues for Degrassi. At $86.56 million for Fiscal 2016, the distribution revenue was above the mid-point of Management's most recent annual guidance as included in the Q3 2016 MD&A. The results for Fiscal 2016 continued to benefit somewhat from the weakness in the Canadian dollar relative to the USD and GBP, although this gap narrowed during the second half of Fiscal 2016. For Fiscal 2016, the Company closed significant deals, among others previously announced, as follows: DirectTV Digital LLC, Hessischer Rundfunk, Lagardere Thematiques, Netflix, OTT Pacifico, Turner Broadcasting Corporation, Zhejiang Tmall Network Co., Ltd (Alibaba). Also included in these figures are advertising and subscription video on demand (“VOD”) revenues, from multiple platforms, including Amazon and YouTube. The gross revenue from Wildbrain, unveiled on April 25, 2016, (formerly known as Google (YouTube.com) relationship) for Fiscal 2016 was $18.44 million, up 53% versus Fiscal 2015 $12.05 million.

M&L-owned revenues (including music and royalties): For Fiscal 2016, M&L-owned revenues increased 25% (19% organic and 6% acquisitive) to $25.00 million (Fiscal 2015-$20.03 million). For Fiscal 2016, the Company also recognized revenues of $4.82 million associated with the combination of the 2015 Big Ticket Concert tour and The Next Step Wild Rhythm Tour, a drop of 11%, versus $5.42 million in Fiscal 2015 for Yo Gabba Gabba! Live! and The Next Step Live on Stage tours (see "Live Tours Update" section for further details). Excluding the live tour revenues, M&L-owned revenues for Fiscal 2016 were up 5.57 million or 38% from Fiscal 2015 as the Company continued to see acceleration and recognized revenues related to non-refundable minimum guarantees associated with Teletubbies, In The Night Garden, and Twirlywoos. These results were at the mid-point of Management's previously reported annual guidance as reported in the Q3 2016 MD&A and Management continues to be pleased with the strong growth in the non-live tour M&L-owned revenues.

Producer and service fee revenues: For Fiscal 2016, the Company earned $48.95 million for producer and service fee revenues, an increase of 50% (35% organic and 15% acquisitive) versus the $32.61 million for Fiscal 2015, and slightly below the mid-point of Management's previously reported annual guidance as reported in the Q3 2016 MD&A. This increase was a result of a combination of continued strong global demand for children's content and the acquisition of Nerd Corps.

New media and rental revenues: For Fiscal 2016, new media revenues decreased 39% ((31)% organic and (8)% acquisitive) to $3.10 million (Fiscal 2015-$5.11 million) based primarily on apps, games, and the final UMIGO deliverables.

Television revenues: For Fiscal 2016, television revenues were $69.13 million compared to $76.18 million for Fiscal 2015, which included the 11 month period from July 31, 2014 through June 30, 2015, an actual decrease of 9% and a 17% decrease based on number of days. The decline in the revenues has been driven by lower rates resulting from the Company's transition away from its content supply agreement with the Walt Disney Company ("Disney") and the rebranding strategy launched in early 2015. Approximately 89% or $61.22 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 11% or $7.92 million of the total television revenues.

M&L-represented revenues: For Fiscal 2016, M&L-represented revenue was $28.77 million up 100% (all organic) (Fiscal 2015-$14.35 million) and above the mid-point of Management's previously increased annual guidance as reported in the Q3 2016 MD&A, driven mainly by the exceptional performance of our represented brands Despicable Me and Minions in several territories, and also significant growth in Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World. The 2016 results also benefited somewhat from weakness in the Canadian dollar compared to the GBP, although that trend reversed somewhat in Q4 2016.

Gross Margin

Gross margin for Fiscal 2016 was $173.32 million, an increase in absolute dollars of $28.28 million or 19% compared to $145.04 million for Fiscal 2015. The overall gross margin for Fiscal 2016 at 57% of revenue was just slightly below the mid-point of Management's previously reported annual guidance as reported in the Q3 2016 MD&A, driven by lower than expected distribution gross margins and slightly lower than expected M&L-owned gross margins, offset by stronger than expected gross margins for DHX Television, slightly higher than expected proprietary production gross margins, and higher than expected, in terms of absolute dollars, gross margins for M&L-represented. Gross margin for Fiscal 2016 was calculated as revenues of $304.82 million, less direct production costs and expense of investment in film of $126.99 million and $4.51 million expense of book value of acquired libraries, (Fiscal 2015-$264.04 million less $116.13 million and less $2.87 million, respectively).

For Fiscal 2016, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $15.09 million or 35%, net producer and service fee revenue margin of $20.55 million or 42%, distribution revenue margin of $47.26 million or 55% ($34.38 million or 40% when the remaining $12.88 million for the expense of acquired libraries below the line is considered), M&L-owned margin was $14.36 million or 57%, M&L-represented revenue margin was $28.77 million or 100%, and new media margin of $1.48 million or 48%. Gross margins for DHX Television were $45.81 million or 66%, calculated as revenue of $69.13 million less programming costs, third party content fees, and other direct creative costs of $23.32 million.

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Production margins at 35%, varies on product delivery mix and were just above the mid-point of Management’s revised annual expectations (per Q3 2016 MD&A). Producer and service fee margins can vary greatly and at 42% (as compared to 42% for Fiscal 2015) were at the mid-point of Management’s annual expectations (per Q3 2016 MD&A) and have been positively impacted by the weakness in the Canadian dollar. Distribution margins can fluctuate greatly from title-to-title and at 55% were near the low end of Management’s revised annual guidance (per Q3 2016 MD&A) as the product mix for the Fiscal 2016 contained a higher than expected weighting towards both newer and live action titles, which typically carry lower gross margins than library sales. As previously noted, this trend does however continue to bode well for future margins and for additional sales as the newer titles are in high demand. DHX Television margins at 66% for the Fiscal 2016 were above the high end of Management's revised annual guidance (per Q3 2016 MD&A), driven by lower third party external content costs. M&L-owned margins at 57% were below the mid-point of Management's revised annual expectations (per Q3 2016 MD&A), driven by the mix between live tour revenues, a much lower margin as compared to traditional M&L-owned revenues.

Operating Expenses (Income)

SG&A

SG&A costs for Fiscal 2016 were up 28% at $75.61 million compared to $59.09 million for Fiscal 2015. The increase in SG&A costs in Fiscal 2016 is attributable to a number of factors, including Management's decision to add resources within DHX Brands and DHX Distribution as Management has continued to add resources in these areas to take advantage of the M&L opportunities associated with Teletubbies and Twirlywoos and the global expansion of digital distribution platforms, including opportunities in China. The continued ramp-up of Wildbrain, the Company's recently unveiled Multi-Platform Kids' Network, has further contributed to the increase in SG&A costs as resources have been added to drive growth. As previously noted, M&L-represented revenues have grown 100% in Fiscal 2016, triggering higher than forecast incentive compensation within the Company's CPLG operating unit. Finally, for Fiscal 2016, SG&A includes all of the SG&A associated with the DHX Television, Echo Bridge, and Nerd Corps acquisitions. SG&A also includes $5.98 million in non-cash share-based compensation up 41% (Fiscal 2015-$4.25 million). When adjusted, cash SG&A at $69.63 million was above the top end of Management’s Fiscal 2016 SG&A guidance from the Q3 2016 MD&A, as noted herein, as the Company continues to aggressively pursue growth opportunities.

Amortization and Expense of Acquired Libraries

For Fiscal 2016, amortization and expense of acquired libraries was up 27% to $27.40 million (Fiscal 2015-$21.54 million). For Fiscal 2016, the expense of acquired libraries was up to $12.88 million due to the impact of recent acquisitions and higher year over year distribution revenue (Fiscal 2015-$11.13 million). This expense is excluded from the calculation of adjusted EBITDA as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $4.51 million (Fiscal 2015-$2.87 million) is shown as a reduction of gross margin noted above]. For Fiscal 2016, amortization of P&E was $4.49 million primarily due to the recent acquisitions (Fiscal 2015-$3.70 million). For Fiscal 2016, amortization of intangible assets was up 49% to $10.03 million primarily due to the impact of the Epitome, DHX Television, and Nerd Corps acquisitions (Fiscal 2015-$6.71 million).

Development Expenses and Other Charges and Tangible Benefit Obligation

During Fiscal 2016, there was $5.95 million for development expenses and other charges (Fiscal 2015-$18.85 million), which was made up of $1.15 million in severance and other integration costs, $3.35 million related to the previously disclosed rebranding of the DHX television channels, and $1.45 million in development expenses and costs associated with acquisitions not completed. The Company recorded $nil for Tangible Benefit Obligation Expense (Fiscal 2015-$14.22 million).

Write-down of Certain Investments in Film and Television Programs

During Fiscal 2016, there was $1.75 million recorded for write-down of certain investments in film and television programs (Fiscal 2015-$1.81 million).

Acquisition Costs

During Fiscal 2016, there was $nil for acquisition costs (Fiscal 2015-$5.15 million for DHX Television, Echo Bridge, and Nerd Corps).

Finance Income (Expense)

For Fiscal 2016, the Company recorded net finance expense of $29.81 million versus $13.34 million net finance expense for Fiscal 2015. Fiscal 2016 net finance expense consists of $19.13 million for interest on long-term debt and capital leases (Fiscal 2015-$15.26 million), $0.53 million for finance and bank charges including interest on the revolving line of credit (Fiscal 2015-$1.35 million), a debt extinguishment charge of $1.36 million (Fiscal 2015-$3.91 million), being the pro-rata share of the unamortized debt issue costs recorded at the time of repayment of the Amended Term Facility (see "Senior Unsecured Notes" section of the MD&A for more details), changes to the debt premium of the Senior Unsecured Notes of $0.07 million (Fiscal 2015-$0.02 million), accretion on the tangible benefit obligation of $0.49 million (Fiscal 2015-$0.80 million), changes in the fair value of the redemption option on the Senior Unsecured Notes of $1.95 million (Fiscal 2015-$(0.68) million), and a foreign exchange loss of $6.62 million (Fiscal 2015-$(7.04) million foreign exchange gain), offset by interest income of $0.34 million (Fiscal 2015-$0.27 million).

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Adjusted EBITDA

For Fiscal 2016, Adjusted EBITDA was $103.69 million, up $13.48 million or 15% over $90.21 million for Fiscal 2015. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and calculation of Adjusted EBITDA.

Income Taxes

Income tax for Fiscal 2016 was an expense of $5.12 million (Fiscal 2015-$5.74 million tax expense) made up of $16.93 million expense (Fiscal 2015-$14.04 million expense) for current income tax and deferred income tax recovery of $11.81 million (Fiscal 2015-$8.30 million recovery).

Net Income (Loss) and Comprehensive Income (Loss)

For Fiscal 2016 net income was $27.67 million ($0.22 basic and diluted earnings per share), compared to net income of $19.53 million ($0.16 basic and diluted income per share) for Fiscal 2015, an increase of $8.14 million in absolute dollars. For Fiscal 2016, net income adjusted was $32.79 million, or $0.26 adjusted basic and $0.26 adjusted diluted earnings per share, adjusted for identified charges totaling $5.12 million (net of $2.20 million tax effect). Net income adjusted is down 15% as compared to $38.40 million adjusted net income for Fiscal 2015 adjusted identified charges of $18.87 million (net of $7.94 million tax effect) or $0.32 adjusted basic and $0.31 diluted earnings per share. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A.

Comprehensive income for Fiscal 2016 was $15.74 million, compared to comprehensive income of $12.38 million for Fiscal 2015, or an increase of $3.36 million in absolute dollars.

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SELECTED CONSOLIDATED QUARTERLY FINANCIAL INFORMATION

The following table sets out selected consolidated financial information for each of the last eight quarters with the last one being the most recent quarter ended June 30, 2016. In the opinion of Management, this information has been prepared on the same basis as the audited consolidated financial statements for the years ended June 30, 2016 and 2015 as filed on www.sedar.com, DHX’s website at www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml, and all necessary adjustments, consisting only of normal recurring adjustments, have been included in the amounts stated below to present fairly the unaudited quarterly results when read in conjunction with the audited consolidated financial statements and the notes to those statements. The operating results for any quarter should not be relied upon as an indication of results for any future period.

	Fiscal 2016[1]				Fiscal 2015[1]
	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
(All numbers are in thousands	30-Jun	31-Mar	31-Dec	30-Sep	30-Jun	31-Mar	31-Dec	30-Sep
except per share data)	$	$	$	$	$	$	$	$

Revenue	75,332	84,095	81,480	63,910	71,170	85,582	64,256	43,031

Gross Margin[2]	43,966	50,512	44,287	34,557	37,666	44,793	37,507	25,074

Adjusted EBITDA2 & 3	24,822	32,736	27,759	18,372	22,810	29,803	23,869	13,727

Net Income (Loss)	(1,746)	10,219	11,671	7,524	3,696	18,031	5,539	(7,733)

Adjusted Net Income[2]	489	11,384	12,594	8,321	5,006	18,031	9,832	5,535

Comprehensive Income (Loss)	(4,329)	6,896	9,476	3,694	6,014	13,771	3,222	(10,626)

Weighted average common shares outstanding (expressed in thousands)

Basic	130,685	125,218	124,734	123,987	123,459	123,207	124,361	119,894

Diluted	130,685	126,218	126,508	126,290	126,147	126,098	126,444	119,894

Diluted for Adjusted Net Income	131,598	126,218	126,508	126,290	126,147	126,098	126,444	122,969

Basic Earnings (Loss) Per Common Share[4]	(0.01)	0.08	0.09	0.06	0.03	0.15	0.05	(0.06)

Diluted Earnings (Loss) Per Common Share[4]	(0.01)	0.08	0.09	0.06	0.03	0.14	0.04	(0.06)

Adjusted Basic Earnings Per Common Share[5]	—	0.09	0.10	0.07	0.04	0.15	0.08	0.05

Adjusted Diluted Earnings Per Common Share[5]	—	0.09	0.10	0.07	0.04	0.14	0.08	0.05

1The financial information for Q4 2016, Q3 2016, Q2 2016, Q1 2016, Q4 2015, and Q3 2015 includes the full results for all of the Company’s operations. The financial information for the Q2 2015 includes the full results for all of the Company’s operations except: i) the Echo Bridge assets, which were owned for 49 days; and ii) Nerd Corps, which had only 9 days of activity. The financial information for Q1 2015 includes financial information for all operations except DHX Television, which only had 61 days of activity, and the Echo Bridge assets and Nerd Corps, as this was prior to these acquisitions.

2See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

3Adjusted EBITDA is calculated as outlined in the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Adjusted EBITDA” sections of this MD&A as management believes the adjusted figures to be a more meaningful indicator of operating performance. A detailed reconciliation of Adjusted EBITDA for each period can be found in the "Reconciliation of Historical Results to Adjusted EBITDA" section of the MD&A for each respective period.

4For Fiscal 2015 basic earnings per common share is $0.16 and diluted earnings per common share is $0.16, however due to rounding Q1-Q4 2015 sums to $0.17 and $0.15, respectively.

5Basic adjusted and diluted adjusted earnings per share has been calculated by dividing Adjusted Net Income by the number of weighted average common shares outstanding for basic and diluted for each quarter. Adjusted Net Income is calculated as outlined in the “Use of Non-GAAP Financial Measures” and “Reconciliation of Historical Results to Net Income” sections of this MD&A as management believes the adjusted figures to be a more meaningful indicator of operating performance. A detailed reconciliation of Net Income for each period can be found in the "Reconciliation of Historical Results to Net Income" section of the MD&A for each respective period.

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Results for the three months ended June 30, 2016 (“Q4 2016”) compared to the three months ended June 30, 2015 (“Q4 2015”)

Revenues

Revenues for Q4 2016 were $75.33 million, up 6% from $71.16 million for Q4 2015. In absolute dollars, the increase in Q4 2016 was due to significantly higher distribution revenues, strong growth in M&L-represented revenues, M&L-owned revenues, and proprietary production revenues, offset by a significant, but expected, decline in DHX Television revenues and more modest declines in producer and service fee revenues and new media revenues. Comparatively, Q4 2016 and Q4 2015 include the same assets in terms of previous acquisitions; accordingly, all revenue fluctuations in comparing Q4 2016 to Q4 2015 are organic. A detailed review of each source of revenue is included below.

The Company's Content Business is comprised of Proprietary Production, Distribution, M&L-Owned, Producer and Service Fees, and New Media and Other.

Proprietary production revenues: Proprietary production revenues for Q4 2016 were $6.39 million, an increase of 25% compared to $5.12 million for Q4 2015. For Q4 2016, the Company added 37.0 proprietary half-hours to the library up 23% versus 30.0 proprietary half-hours for Q4 2015. For Q4 2016, the Company added 30.0 half-hours of third party produced titles with distribution rights (Q4 2015-45.0 half-hours), a decline of 33%. The proprietary production revenue was ahead of Management's expected range for quarterly pacing as provided in the Q3 2016 MD&A. See delivery chart below for further details.

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The breakdown for content library deliveries (including proprietary deliveries and deliveries on Distribution rights for third party produced titles) and dollar value subtotals per category for Q4 2016 and Q4 2015 was as follows:

		Q4 2016		Q4 2015
Category and Title	Season or Type	$ Million	Half-hours	$ Million	Half-hours

Children's and Family:

Proprietary
Airmageddon	I		15		—
The Deep	I		2		6
Kate & Mim-Mim	II		7		—
Looped	I		—		6
Make it Pop!	I		—		16
The Other Kingdom	I		7		—
Slugterra	III		3		2
Space Ranger Roger	I		3

Subtotals		$6.39	37	$5.12	30

Third Party Produced Titles with Distribution Rights
Backstage			14		—
Fangbone			4		—
Gaming Show			—		4
Kuu Kuu Harajuku			6		—
Messy Goes to Okido			—		4
Rainbow Ruby			2		—
Rastamouse			—		13
Super Why!			—		9
Twirlywoos			—		15
We are Savvy			4		—
Subtotals			30		45

Total Children's and Family		$6.39	67	$5.12	75

Total Proprietary		$6.39	37	$5.12	30
Total Third Party Produced Titles with Distribution Rights		—	30	—	45
		$6.39	67	$5.12	75

Distribution revenues: Management is extremely pleased to report that for Q4 2016, distribution revenues were up 23% to $30.02 million, from $24.43 million for Q4 2015. Management continues to see strong growth and continued strong demand from new digital customers, platforms, and territories. These results were at the top of Management's expected range for quarterly pacing. For Q4 2016, amongst other key distribution deals for both linear and digital platforms, the Company closed significant deals with Amazon, Buena Vista International, iFlix, Netflix, Starz, and Viacom. Also included in these figures are certain digital revenues such as advertising and subscription video on demand ("VOD") revenues, from multiple platforms including Amazon and YouTube (now unveiled as Wildbrain). The gross revenue from Wildbrain, unveiled on April 25, 2016, (formerly known as Google (YouTube.com) relationship) for Q4 2016 was $5.66 million, up 101% versus Q4 2015 $2.81 million.

M&L-owned revenues (including music and royalties): For Q4 2016, the M&L-owned revenues were $5.52 million, up 39% as compared to $3.97 million for Q4 2015. For Q4 2016, M&L-owned revenues included $1.17 million from The Next Step Wild Rhythm Tour, compared to Q4 2015, when the live tour revenues were negligible. Excluding the live tour revenues, M&L-owned revenues for Q4 2016 were up 9% as the Company continued to recognize revenues related to non-refundable minimum guarantees associated with Teletubbies, In The Night Garden, and Twirlywoos. M&L-owned revenues were below the mid-point of Management's quarterly guidance from the Q3 2016 MD&A.

Producer and service fee revenues: For Q4 2016, the Company earned $9.11 million of producer and service fee revenues, a decrease of 18% versus the $11.14 million from Q4 2015, which was near the low end of Management's expected range as a couple of service projects started later than expected for Q4 2016.

New media revenues: For Q4 2016, new media revenues were down $0.87 million or 47% to $0.98 million (Q4 2015-$1.85 million) based primarily on apps and games as the UMIGO project has now been completed, accounting for the decline in revenues.

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Television revenues: For Q4 2016, DHX Television revenues were down 20% to $15.80 million from $19.87 million from Q4 2015, and were within Management's expected range from the Q3 2016 MD&A. The decline in the revenues has been driven by lower rates resulting from the Company's transition away from its content supply agreement with Disney and the rebranding strategy launched in early 2015. Approximately 91% or $14.45 million of the television revenues were subscriber revenues, while advertising, promotion, and digital revenues accounted for a combined 9% or $1.35 million of the total television revenues. Advertising and promotion revenues typically peak during the holiday season, and are seasonally low in Q4.

M&L-represented revenues: For Q4 2016, M&L-represented revenues were up $2.74 million, or 57%, to $7.52 million compared to Q4 2015 at $4.78 million, and were at the high end of Management's previously reported guidance from the Q3 2016 MD&A, driven mainly by the strong over-performance of our represented brands Despicable Me and Minions in several territories but also significant growth in Sesame Street, Dora the Explorer, The Pink Panther, and Jurassic World.

Gross Margin

Gross margin for Q4 2016 was $43.97 million, an increase in absolute dollars of $6.30 million or 17% compared to $37.67 million for Q4 2015. The overall gross margin for Q4 2016 at 58% of revenue was below the mid-point of Management's quarterly guidance as reported in the Q3 2016 MD&A. Gross margins were impacted by strong margins for DHX Television, which at 76% was above the high end of Management's expectations, and higher than expected absolute dollar margins for M&L-represented, offset by weaker than expected gross margins for M&L-owned (a result of having a higher percentage of lower margin live tour revenues), and lower than expected percentage gross margins for distribution. Proprietary production gross margins were high at 51% for Q4 2016, while producer and service fee gross margins were low at 19%, both the result of adjusting a misclassification of costs from earlier in Fiscal 2016. Gross margin for Q4 2016, including DHX Television, was calculated as revenues of $75.33 million, less direct production costs and expense of investment in film of $30.40 million and $0.97 million expense of book value of acquired libraries, (Q4 2015-$71.17 million less $33.35 million and less $0.16 million, respectively).

For Q4 2016, the margins for each revenue category in absolute dollars and as a margin percentage were as follows: production revenue margin of $3.26 million or 51%, net producer and service fee revenue margin of $1.74 million or 19%, distribution revenue margin of $16.58 million or 55% ($12.62 million or 42% when the remaining $3.97 million for the expense of acquired libraries below the line is removed), television margin was $12.02 million or 76%, M&L-owned margin was $2.59 million or 47%, M&L-represented revenue margin was $7.52 million or 100%, and new media margin of $0.26 million or 26%.

Operating Expenses (Income)

SG&A

SG&A costs for Q4 2016 increased 29% to $20.69 million compared to $16.03 million for Q4 2015. The increase in SG&A costs in Q4 2016 is attributable to a number of factors, including the continued ramp-up of Wildbrain, the Company's recently announced Multi-Platform Kids' Network, a decision to undertake an aggressive marketing campaign for Teletubbies, and, as previously noted, M&L represented revenues have grown 100% in Fiscal 2016, triggering higher than forecast incentive compensation within the Company’s CPLG operating unit. SG&A also includes $1.55 million (Q4 2015-$1.17 million) in non-cash share-based compensation. When adjusted, cash SG&A at $19.15 million was above Management’s quarterly SG&A expectations, as Management continues, as noted above, to pursue growth opportunities.

Amortization and Expense of Acquired Libraries

For Q4 2016, amortization and expense of acquired libraries was up 32% to $7.88 million (Q4 2015-$5.97 million). For Q4 2016, the expense of acquired libraries was $3.97 million, primarily due to the Cookie Jar, Epitome, Ragdoll, Echo Bridge, and Nerd Corps acquisitions (Q4 2015-$2.80 million). This expense is excluded from the calculation of Adjusted EBITDA as it relates to the library titles that have a maximum 20 year life for expense purposes, have minimal ongoing cash costs associated with selling, and are viewed as long-term assets [note-the balance of expense of acquired library of $0.97 million (Q4 2015-$0.16 million), relating to the book value of the investment in film upon acquisition, is shown as a reduction of gross margin noted above]. For Q4 2016, amortization of P&E was unchanged at $1.24 million (Q4 2015-$1.24 million). For Q4 2016, amortization of intangible assets was up 38% to $2.68 million primarily due to the impact of recent acquisitions (Q4 2015-$1.94 million).

Development Expenses and Other Charges and Tangible Benefit Obligation

During Q4 2016, there was $1.83 million recorded for development expenses and other charges (Q4 2015-$1.92 million), which included severance and other integration costs of $0.38 million and $1.45 million in development expenses and costs associated with acquisitions not completed.

Write-down of Certain Investments in Film and Television Programs

During Q4 2016, there was $0.80 million recorded for write-down of certain investments in film and television programs (Q4 2015-$1.28 million).

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Finance Income (Expense)

For Q4 2016, the Company recorded net finance expense of $14.79 million versus $9.20 million net finance expense for Q4 2015, largely a result of incurring a net foreign exchange loss of $7.27 million, versus a net foreign exchange loss of $3.24 million in Q4 2015. Q4 2016 net finance expense consists of $5.25 million for interest costs on long-term debt and capital leases (Q4 2015-$4.83 million), $0.12 million for finance and bank charges including interest on the revolving line of credit (Q4 2015-$0.19 million), a debt extinguishment charge of $1.36 million (Q4 2015-$nil), being the pro-rata share of the unamortized debt issue costs recorded at the time of repayment of the Amended Term Facility (see "Senior Unsecured Notes" section of the MD&A for more details), accretion on the tangible benefit obligation of $0.14 million (Q4 2015-$0.22 million), changes in the fair value of the redemption option on the Senior Unsecured Notes of $0.95 million (Q4 2015-$0.66 million), and amortization of debt premiums of $0.05 million (Q4 2015-$0.11 million), offset by finance income of $0.07 million (Q4 2015-$0.05 million).

Adjusted EBITDA

For Q4 2016, Adjusted EBITDA was $24.82 million, up $2.01 million or 9% over $22.81 million for Q4 2015. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted EBITDA" sections of this MD&A for the definition and calculation of Adjusted EBITDA.

Income Taxes

Income tax for Q4 2016 was a recovery of $0.27 million (Q4 2015-$0.57 million tax recovery) made up of $5.40 million expense (Q4 2015-$1.25 million expense) for current income tax and deferred income tax recovery of $5.67 million (Q4 2015-$1.82 million recovery).

Net Income and Comprehensive Income

For Q4 2016 net loss was $1.75 million ($(0.01) basic and diluted loss per share), compared to net income of $3.70 million ($0.03 basic and $0.03 diluted earnings per share) for Q4 2015, or a decrease of $5.45 million, or 147%. The net loss for Q4 2016 was materially impacted by a foreign exchange loss (specifically, the GBP declined approximately 8% versus the CAD during Q4 2016 in the wake of Brexit) of $5.35 million (net of a $1.92 million tax effect) versus a foreign exchange loss of $2.38 million (net of a $0.86 million tax effect) for Q4 2015. The foreign exchange loss for Q4 2016 was primarily driven by the impact of exchange rate fluctuations on foreign currency denominated receivables and payables, a significant portion of which are comprised of intercompany balances. For Q4 2016, net income adjusted was $0.49 million or $0.00 adjusted basic and $0.00 adjusted diluted earnings per share, adjusted for identified charges of $2.24 million (net of $0.96 million tax effect), as compared to $5.00 million adjusted net income for Q4 2015 adjusted for identified charges of $1.31 million (net of $0.48 million tax effect) or $0.04 adjusted basic and $0.04 adjusted diluted earnings per share. Please see the "Use of Non-GAAP Financial Measures" and "Reconciliation of Historical Results to Adjusted Net Income" sections of this MD&A.

Comprehensive loss for Q4 2016 was $4.33 million, compared to comprehensive income of $6.01 million for Q4 2015, or a decrease of $10.33 million, or 172%.

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Liquidity and Capital Resources	June 30,	June 30,
	2016	2015
	$	$
	(Amounts in Thousands, Except Balance Sheet Ratios)
Key Balance Sheet Amounts and Ratios:
Cash and restricted cash	80,446	42,907
Long-term assets	388,914	370,951
Working capital	252,654	198,162
Long-term and other liabilities	304,733	307,159
Working capital ratio (1)	1.97	1.83

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
	$	$	$	$
Cash Inflows (Outflows) by Activity:
Operating activities	7,525	1,378	(21,291)	22,326
Financing activities	26,455	11,009	78,855	208,028
Investing activities	(2,179)	(1,987)	(20,279)	(214,703)
Effect of foreign exchange rate changes on cash	(96)	(30)	254	577
Net cash inflows (outflows)	31,705	10,370	37,539	16,228

Adjusted Operating Activities (2)	7,726	14,604	2,970	49,111

(1)	Working capital ratio is current assets divided by current liabilities.

(2)	See “Use of Non-GAAP Financial Measures” section of this MD&A for a definition of Adjusted Operating Activities. Adjusted Operating Activities includes changes in bank indebtedness which Management believes relate to operations. Cash inflows from Adjusted Operating Activities are calculated as follows:

	Three Months Ended	Three Months Ended	Year Ended	Year Ended
Cash Inflows (Outflows) by Activity:	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015
Operating activities	7,525	1,378	(21,291)	22,326
Proceeds from (repayment of) bank indebtedness	(3,358)	—	—	(4,930)
Proceeds from (repayment of) interim production financing	3,559	13,069	24,261	16,948
Decrease in restricted cash	—	28	—	32
Exclude effect of capital transaction on bank indebtedness	—	—	—	10,310
Acquisition costs, net of estimated taxes	—	129	—	4,425
Adjusted Operating Activities	7,726	14,604	2,970	49,111

Changes in Cash

Cash at June 30, 2016 was $80.45 million, as compared to $42.91 million at June 30, 2015.

For Fiscal 2016, cash flows used in operating activities were $21.29 million. Cash flows from operating activities were net income of $27.67 million and adding back non-cash items of amortization of P&E, intangible assets, unrealized foreign exchange loss, finance fee expenses, write-down of certain investment in film and television programs, amortization of bond premium, movement in fair value of the embedded derivatives, tangible benefit related accretion expense, debt extinguishment charge, and share-based compensation of $4.49 million, $10.03 million, $12.57 million, $1.64 million, $1.75 million, $0.07 million, $1.95 million, $0.49 million, $1.36 million, and $5.98 million, respectively. Cash flows used in operating activities were for $25.65 million for net change in non-cash balances related to operations, which includes an outflow of $3.68 million in Tangible Benefit Obligation payments made during the year, $11.81 million for deferred income tax recovery, and $51.84 million for net change investment in film and television programs. The net cash outflow from operations for the Fiscal 2016 is a direct result of i) the Company making a decision to ramp up its production activities at a time when demand for content is robust, and ii) the Company acquiring additional content as part of the rebranding of DHX Television. Specifically, during Fiscal 2016, the Company had episodic deliveries for thirteen proprietary series', including six live action series' (see page 8 for details of deliveries). At June 30, 2016, the net cost of the Company's productions in progress (refer to note 7 to the audited consolidated financial statements for the Fiscal 2016) was $25.1 million, at June 30, 2015 the balance was $23.2 million. As expected and as previously indicated, both the cash flows from operating activities ($7.53 million) and the cash flows from adjusted operating activities ($7.73 million) were positive in Q4 2016.

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As indicated in the "Outlook" section of this MD&A, the Company has a robust proprietary production pipeline planned for Fiscal 2017, and accordingly, expects to make a net investment in investment in film and television programs of an estimated $15-25 million for Fiscal 2017, and a smaller, temporary investment of working capital into production, as production activities ramp in the first half of the Fiscal 2017, and further expects that trend to reverse during the second half of Fiscal 2017.

The Company expects to continue to benefit from its advantageous proprietary production funding model, but the production of content requires capital. Typically, approximately 60 - 80% of proprietary production revenue is collected within 12 months of delivery. The majority of proprietary production costs are incurred during production, while cost reductions (i.e. government assistance) are received within 6 - 18 months of delivery. Accordingly, proprietary production requires working capital. A description of the Company’s advantageous proprietary production funding model is further described on page 13 of the Company’s Annual Information Form for the year ended June 30, 2016.

For Fiscal 2016, cash flows provided by financing activities were $78.86 million. Cash flows used in financing activities resulted from dividends paid of $7.29 million, funds used to repurchase and cancel shares pursuant to a normal course issuer bid of $5.04 million, and repayments on long term debt of $91.55 million. Cash flows from financing activities were provided by proceeds from interim production financing of $24.26 million, proceeds from long-term debt of $94.12 million, employee share purchase plan and options proceeds of $3.01 million, and proceeds from issuance of common shares, net of issue costs of $61.35 million.

For Fiscal 2016, cash flows used in investing activities were $2.34 million for acquisitions of P&E and $17.94 million for acquisition of and cost of generating intangible assets.

Working Capital

Working capital (“Working Capital”) represents the Company’s current assets less current liabilities. Working Capital increased by $54.49 million as at June 30, 2016 versus June 30, 2015.

Based on the Company’s current revenue expectations for Fiscal 2017, which are based on contracted and expected production, distribution, M&L, broadcasting, and other revenue, the Company believes cash generated from operations and will be sufficient to satisfy Working Capital needs for at least the next twelve months. Management believes the current Working Capital totalling $252.65 million is sufficient to execute its current and future business plans.

Equity Offering

On May 5, 2016, the Company completed a bought deal public offering of shares of the Company (the “Equity Offering”), comprised of both Variable Voting Shares and Common Voting Shares (collectively, the “Shares”) through a syndicate of underwriters whereby the Company issued 8,667,000 Shares of the Company at a price of $7.50 per Share for aggregate gross proceeds of $65.0 million. The Company incurred cash costs associated with the Equity Offering of $3.7 million and recorded a tax effect of $1.1 million. $30.0 million of the net proceeds from the Equity Offering were used to repay borrowings under the Company’s Amended Term Facility. The remainder of the net proceeds will be used to advance the Company’s recently announced third party co-production and distribution arrangements with Mattel, Iconix, and Dreamworks; to pursue additional brand opportunities, and for general corporate and working capital purposes.

Senior Unsecured Notes

On December 2, 2014, the Company completed an issuance (the “Initial Issuance”), via private placement, of senior unsecured notes ("Senior Unsecured Notes") due on December 2, 2021, with an aggregate principal amount of $175,000, at a price of $1,000 per $1,000 of principal. The Senior Unsecured Notes bear interest at a rate of 5.875% per annum, payable semi-annually in arrears on June 2 and December 2 of each year until maturity. The first interest payment was paid on June 2, 2015. The Senior Unsecured Notes are guaranteed by the Company and certain of its subsidiaries and are unsecured obligation. The net proceeds of $169,760 from the Initial Issuance of the Senior Unsecured Notes were used to repay debt under the Company's senior secured credit agreement (the "Amended Senior Secured Credit Agreement"), with $18,000 being repaid on the revolving facility (the "Amended Revolving Facility") and $151,760 being repaid on the term facility (the "Amended Term Facility").

On May 13, 2016, the Company completed a subsequent issuance (the “Additional Issuance”), via private placement, of the Senior Unsecured Notes due on December 2, 2021, with an aggregate principal amount of $50,000 at a price of $975 per $1,000 of principal. The net proceeds of $47,016 from the Additional Issuance of the Senior Unsecured Notes were used to pay debt under the Company's Amended Term Facility.

As at June 30, 2016, the outstanding principal amount due on the Senior Unsecured Notes was $225,000 (June 30, 2015 - $175,000).

The Senior Unsecured Notes contain embedded derivatives (the “Embedded Derivatives”). The Senior Unsecured Notes contain a redemption option (the "Redemption Option") whereby the Company can redeem all or part of the Senior Unsecured Notes. The Senior Unsecured Notes also contain a put option (the “Put Option”) whereby the lender can redeem all or part of the Senior Unsecured Notes upon a change of control of the Company. The Embedded Derivatives are required to be accounted for as separate embedded derivative financial instruments. On initial recognition, the Embedded Derivatives are recorded at their calculated fair values and grouped with the Senior Unsecured Notes. The Embedded Derivatives are adjusted to their fair values at each reporting date and any change in fair value is recorded within finance income/expense in the consolidated statement of income. On initial recognition, the carrying value of the Senior Unsecured Notes was reduced by the net fair value of the Embedded Derivatives, and is amortized over the term of the Senior Unsecured Notes.

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The Notes contain non-financial covenants and customary events of default clauses. As of June 30, 2016, the Company was in compliance with all of its covenants under the Notes.

Amended and Restricted Senior Credit Facilities

Concurrently with the closing of the acquisition of DHX Television, the Company entered into an Amended Senior Secured Credit Agreement with a syndicate of lenders, which amended the terms of the existing credit facilities. The Amended Senior Secured Credit Agreement originally provided for an Amended Revolving Facility of up to $30,000 and an Amended Term Facility of up to $235,000, maturing on July 31, 2019.

The Amended Revolving Facility may be drawn down by way of either $CDN bankers acceptances, $CDN prime, $USD base rate, $USD LIBOR, €EUR LIBOR and/or £GBP LIBOR advances (the "Drawdown Rate") and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility may be drawn down by way of the Drawdown Rate and bears interest at a floating rate ranging from the Drawdown Rate +1.25% to +4.50%. The Amended Term Facility is repayable in annual amortization payments (expressed as a percentage of the initial principal amount of the Amended Term Facility) of 10% annually, payable in equal quarterly installments on the last day of each quarter, which commenced in Q2 2015, with the remaining amount due on maturity.

All amounts borrowed pursuant to the Amended Senior Secured Credit Agreement are guaranteed by the Company and certain of its subsidiaries (the "Guarantors"), with certain of the Company’s subsidiaries providing a first priority security interest in respect of all of their capital stock in favour of the syndicate of lenders, as well as all present and after acquired real and personal property of the Company and the Guarantors.

Effective November 13, 2014, commensurate with the closing of the Company’s acquisition of the Echo Bridge assets, the Amended Term Facility was amended to include an additional principal amount of US$12,000, also maturing on July 31, 2019.

During Fiscal 2015 and in conjunction with the Initial Issuance of the Senior Unsecured Notes, the Company made a principal repayment on the Amended Term Facility of $151,760 and, accordingly, recognized a debt extinguishment charge of $3,913, being a portion of the previously unamortized debt issue costs at the time of repayment.

Effective December 23, 2014, commensurate with the closing of the Company’s acquisition of Nerd Corps, the Amended Term Facility was amended to include an additional principal amount of $20,000, also maturing on July 31, 2019.

Effective December 31, 2015, the Amended Term Facility was amended to include additional principal amounts of $20,000 and US $20,000.

During Fiscal 2016, and in conjunction with the Additional Issuance of the Senior Unsecured Notes, the Company made a principal repayment on the Amended Term Facility of $47,016 and, accordingly recognized, a debt extinguishment charge of $1,011, being a portion of the previously unamortized debt issue costs at the time of the principal repayment.

As at June 30, 2016, the Amended Term Facility is fully drawn, and the amount payable in US dollars was US$30,998 (June 30, 2015 - US$19,846); the remainder of the Amended Term Facility is payable in Canadian dollars.

Pursuant to the Amended Senior Secured Credit Agreement, the Company must maintain its Leverage Ratio at less than 3.50 times.

Production Financing Agreement

On August 5, 2014, the Company entered into an agreement with CIBC Commercial Banking to provide a $20.00 million demand revolving loan, available by way of an unlimited number of individual loans (the “Segment Loans”) made to finance production expenses related to eligible productions (the “Eligible Productions”). The Segment Loans may be drawn down in either Canadian dollars or US dollars and bear interest of $CDN prime plus 0.75% or $USD base rate plus 0.75%, respectively. Each Segment Loan is secured by the tangible and intangible assets of each Eligible Production, assignment and direction of production financing contracts and tax credits and a subordinated, unsecured guarantee from DHX Media Ltd. At June 30, 2016, the Company had $8.5 million available on this facility.

Capital Management

The Company’s objectives when managing capital are to provide an adequate return to shareholders, safeguard its assets, maintain a competitive cost structure and continue as a going concern in order to pursue the development, production, distribution, and licensing of its film and television properties, and broadcast operations.

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To facilitate the management of its capital structure, the Company prepares annual expenditure operating budgets that are updated as necessary depending on various factors such as material acquisitions and including industry conditions and operating cash flow. The annual and updated budgets are reviewed by the Board of Directors.

The Company monitors capital using a number of financial ratios, specifically, as at June 30, 2016, pursuant to the amended Senior Secured Credit Agreement, including but not limited to:

•	Leverage Ratio, defined as net funded debt (the total of all obligations for borrowed money which bear interest or imputed interest, net of all non-production related cash, excluding interim production financing, all capital lease obligations, and any contingent liabilities) (“Net Funded Debt”) to consolidated adjusted EBITDA (rolling consolidated adjusted EBITDA (pro-forma last 12 months) less foreign exchange gains or losses on intercompany debt, production-related EBITDA and certain acquisition costs); and
•	The Fixed Charge Ratio, defined as consolidated adjusted EBITDA less current income taxes and unfunded capital expenditures to fixed charges (consolidated interest expense and scheduled principal payments on Funded Debt).

The following table illustrates the financial ratios calculated on a rolling twelve-month basis as at:

	Measure targets	June 30, 2016

Leverage Ratio	< 3.5x	2.23
Fixed Charge Ratio	> 1.5x	2.64

As of June 30, 2016, the Company is in compliance with these ratios.

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Contractual Obligations5

As of June 30, 2016

Payments Due by Period

(All amounts are in thousands)	Total	Fiscal 2017	Fiscal 2018- 2019	Fiscal 2020- 2021	After Fiscal 2022
	$	$	$	$	$

Capital lease for equipment (principal and interest)(1)	4,795	2,672	1,966	157	—
Other Liabilities (not discounted)(2)	17,644	—	12,697	4,947	—
Long-term debt payments (principal and interest) (3)	373,007	25,213	49,301	67,880	230,613
Operating leases (4)	53,935	7,486	13,567	9,143	23,739

Total Contractual Obligations	449,381	35,371	77,531	82,127	254,352

(1)	Pursuant to finance leases for video editing, leaseholds, and other office and production equipment, the obligations bear implied interest ranging from 4.0% to 9.8% and mature from July 2016 to February 2019. Principal balances are included in note 11 to the audited consolidated financial statements for the Fiscal 2016.
(2)	Other liabilities include the tangible benefit obligation per DHX Television acquisition and other contractual liabilities, and excludes an amount of $9.58 million included in accounts payable and accrued liabilities.
(3)	See note 11(c) to the audited consolidated financial statements for Fiscal 2016 for details.
(4)	Pursuant to operating leases. See note 18 to the audited consolidated financial statements for the Fiscal 2016 for details.
(5)	In addition to the totals above, the Company has interim production financing owing in the amount of $92.00 million (see note 11b) to the audited consolidated financial statements for the Fiscal 2016 for further details). The Company also has entered into various contracts to buy broadcast rights with future commitments totalling $15.10 million.

Outlook

The Company’s June 30, 2016 balance sheet remains strong with approximately $80.4 million in cash on hand. Management continues to focus on its core strengths of developing, producing, distributing its 11,800 half-hour library, and licensing the best possible quality Children’s and Family programs with the goal of increasing cash flows from operations and profitability through existing production, television, and distribution streams and emerging distribution including digital, music and M&L opportunities.

DHX Media's strategy has been to capitalize on the growing demand for children and family content in today's on-demand environment with the goal of delivering profitable growth through multiple revenue streams. Our strategy continues to be guided by the three core imperatives of: (1) creating engaging kids' content; (2) distributing our content worldwide across all media platforms, and now specifically WildBrain; and (3) leveraging high-profile global brands with increased merchandising and licensing and other ancillary potential.

Consistent with these imperatives, Management has outlined the following initiatives for fiscal 2017:

Strategic Priorities	F2017

Expand content library	Add approximately 150-225 half-hours of proprietary titles organically and through acquisition of third party titles.

Grow global distribution	Target distribution revenue (excluding WildBrain) growth of 12-15%.

Grow views and watch times on WildBrain’s network and revenue growth of 30-70%.

Build out new brands	Rollout new Teletubbies series and consumer product programs into new territories.

Continue to add new distribution and merchandise and licensing deals for Teletubbies.

Advance development and production of new brands with consumer products potential.

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Management’s Annual Financial Targets

Management targets the mid-point of the ranges that follow. The low-end represents contractual likely sales or management's conservative estimates for each revenue stream. For example, for production revenue, proprietary shows currently in production and contracted would fall in the low-end of the range and only be subject to delivery or scheduling risk. For distribution and M&L-owned, Management's low-end estimate is based on the Company's existing experience in executing and closing licensing deals and its ability to pull a reasonable amount of the potential sales through the pipeline. The high-end represents the likely upper boundary of additional possible licensing deals not yet contracted. Management's Annual Financial Targets included in this section has been prepared by, and is the responsibility of, the Company's Management. PricewaterhouseCoopers LLP has neither examined, compiled, nor performed any procedures with respect to Management's Annual Financial Targets; and accordingly, PricewaterhouseCoopers LLP does not express an opinion or any other form of assurance with respect to this financial information.

Management's annual 2017 outlook is produced below:

Revenues

For Fiscal 2017, DHX expects the following targeted ranges:

•	For production revenue: $51-56 million. Management expects quarterly revenue pacing to be approximately 8%, 18%, 36%, and 38% for Q1 to Q4, respectively.

•	For producer and service fee revenues: $51-56 million. Management expects quarterly pacing to be approximately 22%, 22%, 30%, and 26% for Q1 to Q4, respectively.

•	For distribution (library) revenues, digital and traditional distribution revenue, and WildBrain: $76-80 million and $24-31 million, respectively. Management expects quarterly revenue pacing to be approximately 15-20%, 25-30%, 30-35%, and 20-25% for Q1 to Q4, respectively.

•	For M&L-owned brands including music, royalty, and live tour revenue: $28-34 million. Management expects quarterly revenue pacing to be approximately 20%, 20%, 30%, and 30% for Q1 to Q4, respectively.

•	For M&L-represented: $18-23 million. Management expects quarterly revenue pacing to be approximately 23%, 20%, 21%, and 36% for Q1 to Q4, respectively.

•	For other revenue, including new media: $1-3 million.

•	For DHX TV: $63-68 million (see "DHX TV Update" section for further details). Management expects quarterly revenue pacing to be approximately 24%, 26%, 25%, and 25% for Q1 to Q4, respectively.

Gross Margins

Management has set the following target ranges for gross margins across its various revenue categories:

	Expected Quarterly Ranges	Expected Annual Ranges
Proprietary Production	25-40%	34-37%
Production Service	35-50%	40-45%
Distribution	55-75%	62.5-67.5%
WildBrain	55%	55%
M&L-owned	50-65%	57.5-62.5%
DHX Television	55-75%	62-65%*
M&L-represented	100%	100%
Other, including New Media	10-40%	20-30%

Operating Expenses (Income)

For Fiscal 2017, DHX expects normalized quarterly cash SG&A to range from $17-18 million, including all operations as we continue to ramp up in both distribution and M&L to take advantage of emerging growth opportunities in digital platforms and new territories. Resources will also continue to be added to grow the Company's Wildbrain Multi-Platform Network. Management expects this investment will pay off in the years to come with continued digital territory expansion, increased M&L revenues from owned properties, and increased AVOD revenues. In addition, and largely as the fall television launch, DHX expects to invest an additional $1 million in marketing and sales efforts to complete the rebranding strategy for DHX Television.

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For Fiscal 2017, amortization for all categories and expense of acquired libraries for all categories (note: this is the amortization for below the line only and excludes expense of film and television and expense of book value of acquired libraries) and development expense when considered together are expected to be in the range of $28-35 million. For Fiscal 2017, non-cash share-based compensation and other expenses (including acquisition costs) are expected to be in the following ranges respectively: $3-4 million and $1.5-2.5 million. For Fiscal 2017, cash finance expense is expected to range from $15-18 million.

As previously disclosed, in Fiscal 2015, the Company recorded a non-recurring expense for the tangible benefit obligation related to the acquisition of DHX Television of $14.2 million. During Fiscal 2017, the Company expects to use cash of $2-3 million to satisfy the tangible benefit obligation.

The Company announced that it will commence the construction of a 75,000 square foot leased studio in Vancouver. The studio will combine the Company's existing 2D and CGI animation studios in Vancouver and is expected to result in significant operating efficiencies. The Company is also in the midst of relocating its DHX Brands and CPLG office in London, England. For Fiscal 2017, the Company expects to incur total capital expenditures of $13-15 million, and further expects capital expenditures to revert back to an annual range of $4-6 million beyond Fiscal 2017.

As noted, results of operations for any period are dependent on the number and timing of film and television programs delivered and the licensing deals contracted; accordingly, period results may vary.

Live Tours Update

During Q1 2016, the Company completed its 2015 Big Ticket Summer Concert tour, performing 7 shows in 7 Canadian cities. During Q3 2016, the Company completed the previously announced 22 city Canadian portion of The Next Step Wild Rhythm Tour, and in Q4 2016 commenced the international portion of The Next Step Wild Rhythm Tour, which will continue into Q1 2017 and Q2 2017. Management believes that there are additional live tour opportunities based on other proprietary brands building momentum, including potentially Backstage, Teletubbies, In The Night Garden, and Twirlywoos. This represents potential upside for touring and M&L revenues and Management will provide an update as these plans unfold in upcoming periods.

Recent Transactions

DHX Television Update

On April 15, 2015, the Company announced that it would rebrand three of DHX Television's four channels and transition away from its content supply agreement with the Walt Disney Company (“Disney”) and the rebranding strategy launched in early September 2015. In November 2015, as part of the transition following the discontinuation of the Disney output agreement, Disney Junior (English) and Disney XD was rebranded to leverage the Family Channel brand, as Family Junior (English) and Family CHRGD, respectively. Disney Junior (French) was rebranded as Télémagino. These rebrandings leveraged Family Channel's status as one of the most watched children's service in the country among kids age 8-14, 12-17, and 2-17 in Canada.

We are very pleased to report that agreements are now in place for all broadcast distribution undertakings (or "BDUs") affiliate negotiations presently due for renewal and the majority of the underlying subscribers/economics are subject to multi-year agreements.

DHX Television commenced with the new and original lineup in January 2016. The content driven strategy and rebranding will be built upon on the following: i) commissioning new and original content, including utilizing its own proprietary animation and production teams; ii) leveraging its 11,800 + half-hour library; and iii)  augmenting its content strategy with new and compelling content supply agreements.

As outlined in "Results for the three months ended June 30, 2016 (“Q4 2016”) compared to the three months ended June 30, 2015 (“Q4 2015”)" section, though still early in the rebranding process, Management is pleased to report that while DHX Television revenue for Q4 2016 was down 20% to $15.80 million from $19.87 million in Q4 2015, however gross margins increased to 76%, above the high end of Management's expectations or $12.02 million in Q4 2016 from 50% or $9.89 million in Q4 2015 as a result of external lower content costs.

DHX Media/Mattel Strategic Pacts

During Fiscal 2016, the Company entered into a long-term co-production and license agreement with Mattel, Inc. ("Mattel") whereby DHX and Mattel will jointly fund, co-develop, and co-produce various forms of new content for certain Mattel properties, including Bob the Builder®, Fireman Sam®, Little People®, and Polly Pocket®. DHX Studios will work with Mattel to develop and produce the new content, while DHX Distribution will manage the global distribution of both the existing and new content, while Mattel will take the lead on global brand management and consumer products. Management expects the Mattel arrangement to be immediately accretive to results for Fiscal 2016 and beyond.

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On April 19, 2016, the Company announced it had expanded its relationship with Mattel, Inc. by entering into a long term licensing agreement for certain rights to the Rainbow Magic publishing property from Mattel. The licensing agreement establishes a framework for DHX to produce and distribute a range of new, multi-platform content inspired by the Rainbow Magic publishing property, while Mattel will oversee global brand management and global toy rights. Rainbow Magic is a much-loved publishing property that has captured the attention of young readers around the world since 2003. With hundreds of titles published to date, Rainbow Magic has reached millions of readers worldwide in more than 30 languages. Rainbow Magic follows the exciting adventures of two young girls, Rachel and Kirsty, and their magical friends in Fairyland. Rainbow Magic is currently published by Orchard and Scholastic in Europe and the USA respectively.

DHX Media/DreamWorks Co-Production and Licensing Deals

During Fiscal 2016, the Company entered into a 5 year agreement with DreamWorks Animation ("DreamWorks") to co-produce 130 episodes of original animated children's content at DHX Studios, which will air in Canada on DHX Television's suite of channels. In addition to the co-production activities, DHX Television has licensed more than 1,000 half-hours of programming from DreamWorks, including Hail King Julien, The Mr. Peabody & Sherman Show, Dragons: Race to the Edge, The Croods, and others. DHX Television also licensed 300 half-hours of teen content for exclusive broadcast in Canada on Family Channel and includes SVOD and mobile rights. These co-production and licensing agreements help to further build out DHX Television's compelling content slate.

DHX Media/Iconix Brand Group co-Production and Licensing Deals

During Fiscal 2016, the Company announced it had entered into a long-term agreement to co-develop and co-produce a new animated series based on Strawberry Shortcake. The new content will be produced and distributed globally by DHX, while Iconix will handle the worldwide merchandising and licensing for the brand, with both DHX and Iconix participating in all revenue streams. Additionally, and in a separate agreement, DHX became the exclusive global distributor for the Strawberry Shortcake back catalogue, adding 108 half-hours to DHX's distribution library.

Listing on NASDAQ

On June 23, 2015, the Company's Variable Voting Shares commenced trading on NASDAQ under the symbol DHXM. On July 6, 2015, the Company announced a marketed, underwritten offering of up to 8,700,000 variable Voting Shares and Common Voting Shares, with an overallotment of up to 1,305,000 Variable Voting Shares and Common voting Shares ("the Offering"). On July 9, 2015, as a result of market conditions, the Company withdrew the Offering.

Seasonality

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s continued diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from period-to-period.

Critical Accounting Estimates

The preparation of the financial statements in conformity with IFRS requires Management to make estimates, judgments, and assumptions that Management believes are reasonable based upon the information available. These estimates, judgments, and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting year or period. Actual results can differ from those estimates (refer to page 2 of this MD&A for more information regarding forward-looking information). For a discussion of all of the Company’s accounting policies, refer to note 3 of the audited consolidated financial statements for the years ended June 30, 2016 and 2015 on www.sedar.com or DHX’s website at www.dhxmedia.com or on EDGAR at www.sec.gov/edgar.shtml.

Financial Instruments and Risk Management

The Company’s financial instruments consist of cash and cash equivalents, amounts receivable, long-term amounts receivable, bank indebtedness (when drawn), interim production financing, accounts payable and accrued liabilities, long-term debt and obligations under finance leases, and the other liabilities. The Company, through its financial assets and liabilities, has exposure to the following risks from its use of financial instruments: credit risk, interest rate risk, liquidity risk and cash equivalents, and currency risk. Management monitors risk levels and reviews risk management activities as they determine to be necessary.

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Credit Risk

Credit risk arises from cash and cash equivalents, as well as credit exposure to customers, including outstanding receivables. The Company manages credit risk on cash and cash equivalents by ensuring that the counterparties are banks, governments and government agencies with high credit ratings. The maximum exposure to credit risk for cash and equivalents and trade receivables approximate the amount recorded on the consolidated balance sheet.

The balance of trade amounts receivable are mainly with Canadian broadcasters and large international distribution companies. Management manages credit risk by regularly reviewing aged accounts receivables and appropriate credit analysis. The Company has booked an allowance for doubtful accounts of approximately 5% against the gross amounts for certain trade amounts receivable and management believes that the net amount of trade amounts receivable is fully collectible.

In assessing credit risk, management includes in its assessment the long-term receivables and considers what impact the long-term nature of the receivable has on credit risk. For certain arrangements with licensees, the Company is considered the agent, and only reports the revenue net of the licensor’s share. When the Company bills a third party in full where it is an agent for the licensor, the Company records an offsetting amount in accounts payable that is only payable to a licensee when the amount is collected from the third party. This reduces the risk, as the Company is only exposed to the amounts receivable related to the revenue it records.

Interest Rate Risk

The Company is exposed to interest rate risk arising from fluctuations in interest rates as its interim production financing, certain long-term debt, and a portion of cash and cash equivalents bear interest at floating rates. A 1% fluctuation would have an approximate $1.00-2.00 million effect on annual net income before income taxes.

Liquidity Risk

The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of finance leases and revolving credit facilities. As at June 30, 2016 the Company had cash and cash equivalents on hand of $80.45 million (June 30, 2015 - $42.91 million).

Results of operations for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. Consequently, the Company’s results from operations may fluctuate materially from period-to-period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. During the initial broadcast of the rights, the Company is somewhat reliant on the broadcaster’s budget and financing cycles and at times the license period gets delayed and commences at a later date than originally projected.

The Company’s film and television revenues vary significantly from quarter to quarter driven by contracted deliveries with the primary broadcasters. Although with the Company’s recent diversification of its revenue mix, particularly in the strengthening of the distribution revenue stream and addition of the broadcasting revenue stream, some of the quarterly unevenness is improving slightly and becoming more predictable. Distribution revenues are contract and demand driven and can fluctuate significantly from year to year. The Company maintains appropriate cash balances and has access to financing facilities to manage fluctuating cash flows.

The Company obtains interim production financing to provide funds until such time as the federal and provincial film tax credits are collected. Upon collection of the film tax credits, the related interim production financing is repaid.

Currency Risk

The Company’s activities involve holding foreign currencies and incurring production costs and earning revenues denominated in foreign currencies. These activities result in exposure to fluctuations in foreign currency exchange rates. The Company periodically enters into foreign exchange purchases contracts to manage its foreign exchange risk on USD, GBP and Euro denominated contracts. At June 30, 2016, the Company revalued its financial instruments denominated in a foreign currencies at the prevailing exchange rates. While inherently difficult to estimate, Management estimates 1% change in the USD, GBP or Euro exchange rate would have an approximate $0.5-1.0 million effect on net income and comprehensive income.

Risk Assessment

The following are the specific and general risks that could affect the Company that each reader should carefully consider. Additional risks and uncertainties not presently known to the Company or that the Company does not currently anticipate will be material, may impair the Company’s business operations and its operating results and as a result could materially impact its business, results of operations, prospects and financial condition. Certain additional risks associated with DHX’s ownership of the DHX Television business in addition to those specifically described below may continue to be applicable following the completion of such acquisition. Additional risks, including certain risks applicable to the DHX Television business, are disclosed in the "Risk Factors" section of the most recent "Annual Information Form", which, together with the risk factors described below, do not constitute an exhaustive list. Unless the context suggests otherwise, for purposes of this Risk Factors section the term "DHX" or the "Company" includes the DHX Television business.

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Risks Applicable to DHX Generally

Risks Related to Doing Business Internationally

The Company distributes films and television productions and conducts other business activities outside Canada and derives revenues from these sources. As a result, the Company’s business is subject to certain risks inherent in international business, many of which are beyond its control. These risks include: changes in local regulatory requirements, including restrictions on content; changes in the laws and policies affecting trade, investment and taxes (including laws and policies relating to the repatriation of funds and to withholding taxes); differing degrees of protection for intellectual property; instability of foreign economies and governments; cultural barriers; wars and acts of terrorism; and the spread of viruses, diseases or other widespread health hazards.

Any of these factors could have a material adverse effect on the Company’s business, results of operations or financial condition.

Fluctuating Results of Operations

Results of operations with respect to DHX’s production and distribution of film and television operations for any periods are significantly dependent on the number and timing of television programs and films delivered or made available to various media. Consequently, the Company’s results of operations may fluctuate materially from period to period and the results of any one period are not necessarily indicative of results for future periods. Cash flows may also fluctuate and are not necessarily closely correlated with revenue recognition. Although traditions are changing, due in part to increased competition from new channels of distribution, industry practice is that broadcasters make most of their annual programming commitments between February and June such that new programs can be ready for telecast at the start of the broadcast season in September, or as mid-season replacements in January. Because of this annual production cycle, DHX’s revenues may not be earned on an even basis throughout the year. Results from operations fluctuate materially from quarter to quarter and the results for any one quarter are not necessarily indicative of results for future quarters.

Raising Additional Capital

The Company may require capital in the future in order to meet additional working capital requirements, to make capital expenditures, to take advantage of investment and/or acquisition opportunities or for other reasons (the specific risks of which are described in more detail below). Accordingly, it may need to raise additional capital in the future. The Company's ability to obtain additional financing will be subject to a number of factors including market conditions and its operating performance. These factors may make the timing, amount, terms and conditions of additional financing unattractive or unavailable for the Company.

In order to raise such capital, the Company may sell additional equity securities in subsequent offerings and may issue additional equity securities. Sales or issuances of a substantial number of equity securities, or the perception that such sales could occur, may adversely affect prevailing market price for the securities. With any additional sale or issuance of equity securities, investors will suffer dilution of their voting power and the Company may experience dilution in its earnings per share. Capital raised through debt financing would require the Company to make periodic interest payments and may impose restrictive covenants on the conduct of the Company's business. Furthermore, additional financings may not be available on terms favourable to the Company, or at all. The Company's failure to obtain additional funding could prevent the Company from making expenditures that may be required to grow its business or maintain its operations

The Company may issue additional Common Voting Shares and/or Variable Voting Shares, including upon the exercise of its currently outstanding stock options and in accordance with the terms of the Company's dividend reinvestment plan, employee share purchase plan, and performance share unit plan. Accordingly, holders of Common Voting Shares and Variable Voting Shares may suffer dilution.

Reliance on Key Personnel

The Company is substantially dependent upon the services of certain key personnel, particularly Michael Donovan, Dana Landry, Steven DeNure, and Joseph Tedesco (with respect to the DHX Television Business). The loss of the services of any one or more of such individuals could have a material adverse effect on the business, results of operations or financial condition of the Company. Each of Mr. Donovan, Mr. Landry, Mr. DeNure, and Mr. Tedesco are under contract with the Company until 2016, 2018, 2019, and indefinitely respectively.

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Market Share Price Fluctuation

Securities markets have a high level of price and volume volatility, and the market price of shares of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. The market price of the Company's securities may be subject to significant fluctuation in response to numerous factors, including variations in its annual or quarterly financial results or those of its competitors, changes by financial research analysts in their recommendations or estimates of the Company's earnings, conditions in the economy in general or in the broadcasting, film or television sectors in particular, unfavourable publicity changes in applicable laws and regulations, exercise of the Company's outstanding options and/or warrants, or other factors. Moreover, from time to time, the stock markets on which the Company's securities will be listed may experience significant price and volume volatility that may affect the market price of the Company's securities for reasons unrelated to its economic performance. No prediction can be made as to the effect, if any, that future sales of securities or the availability of securities for future sale (including securities issuable upon the exercise of stock options) will have on the market price of the securities prevailing from time to time. Sales of substantial numbers of securities, or the perception that such sales could occur, could adversely affect the prevailing price of the Company's securities.

As a result of any of these factors, the market price of the shares may be volatile and, at any given point in time, may not accurately reflect the long term value of DHX Media. This volatility may affect the ability of holders of Variable Voting Shares and Common Voting Shares to sell their shares at an advantageous price.

DHX Media's Common Voting Shares and Variable Voting Shares structure is unusual in the United States. As a result, brokers, dealers and other market participants may not understand the conversion features of the Common Voting Shares and Variable Voting Shares, which may negatively impact liquidity in the trading market for each class of shares and may result in differences between the trading prices of each class of shares that do not reflect differences in the underlying economic or voting interests represented by each class of shares.

Tax Matters

In the preparation of its financial statements, the Company is required to estimate income taxes in each of the jurisdictions in which it operates taking into consideration tax laws, regulations and interpretations that pertain to the Company’s activities. In addition, DHX is subject to audits from different tax authorities on an ongoing basis and the outcome of such audits could materially affect the amount of income tax payable or receivable recorded on its consolidated balance sheets and the income tax expense recorded on its consolidated statements of earnings. Any cash payment or receipt resulting from such audits would have an impact on the Company’s cash resources available for its operations.

Litigation

Governmental, legal or arbitration proceedings may be brought or threatened against the Company in the future. Regardless of their merit, any such claims could be time consuming and expensive to evaluate and defend, divert management’s attention and focus away from the business and subject the Company to potentially significant liabilities.

Acquisition Strategy

The Company has made or entered into, and will likely continue to pursue, various acquisitions, business combinations and joint ventures intended to complement or expand its business. DHX believes the acquisition of other businesses may enhance its strategy of expanding its product offerings and customer base. The successful implementation of such acquisition strategy depends on the Company's ability to identify suitable acquisition candidates, acquire such companies on acceptable terms, integrate the acquired company's operations and technology successfully with its own and maintain the goodwill of the acquired business. DHX is unable to predict whether or when it will be able to identify any suitable additional acquisition candidates that are available for a suitable price, or the likelihood that any potential acquisition will be completed. When evaluating a prospective acquisition opportunity, the Company cannot assure that it will correctly identify the costs and risks inherent in the business to be acquired. The scale of such acquisition risks will be related to the size of the company or companies acquired relative to that of DHX at the time of acquisition, and certain target companies may be larger than DHX.

Growth and expansion resulting from future acquisitions may place significant demand on the Company's management resources. In addition, while Management believes it has the experience and know-how to integrate acquisitions, such efforts entail significant risks including, but not limited to: (a) the failure to integrate successfully the personnel, information systems, technology, and operations of the acquired business; (b) the potential loss of key employees or customers from either the Company's current business or the business of the acquired company; (c) failure to maximize the potential financial and strategic benefits of the transaction; (d) the failure to realize the expected synergies from acquired businesses; (e) impairment of goodwill; (f) reductions in future operating results from amortization of intangible assets; (g) the assumption of significant and/or unknown liabilities of the acquired company; and (h) the diversion of Management’s time and resources.

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Future acquisitions are accompanied by the risk that the obligations and liabilities of an acquired company may not be adequately reflected in the historical financial statements of such company and the risk that such historical financial statements may be based on assumptions, which are incorrect or inconsistent with our assumptions or approach to accounting policies. In addition, such future acquisitions could involve tangential businesses which could alter the strategy and direction of the Company.

There can be no assurance that DHX will be able to successfully identify, consummate or integrate any potential acquisitions into its operations. In addition, future acquisitions may result in potentially dilutive issuances of equity securities, have a negative effect on the Company's share price, or may result in the incurrence of debt or the amortization of expenses related to intangible assets, all of which could have a material adverse effect on the Company's business, financial condition and results of operations.

Leverage

DHX incurred a significant amount of indebtedness in connection with the completion of the acquisition of DHX Television, the Echo Bridge Library and Nerd Corps. As of June 30, 2016, DHX had outstanding indebtedness (including the outstanding Senior Unsecured Notes, the Amended Credit Facilities and the Company’s production credit facilities) of $390 million. The Company’s degree of current and future leverage, particularly if increased to complete potential acquisitions, could materially and adversely affect DHX in a number of ways, including:

•	limiting the Company’s ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes;
•	restricting the Company’s flexibility and discretion to operate its business;
•	limiting the Company’s ability to declare dividends on its Shares;
•	having to dedicate a portion of the Company’s cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities;
•	exposing the Company to increased interest expense on borrowings at variable rates;
•	limiting the Company’s flexibility to plan for, or react to, changes in its business or market conditions;
•	placing the Company at a competitive disadvantage compared to its competitors that have less debt;
•	making the Company vulnerable to the impact of adverse economic, industry and Company-specific conditions; and
•	making the Company unable to make capital expenditures that are important to its growth and strategies.

In addition, the Company may not be able to generate sufficient cash flows from operations to service its indebtedness, in which case it may be required to sell assets, reduce capital expenditures, reduce spending on new production, refinance all or a portion of its existing indebtedness or obtain additional financing, any of which would materially adversely affect the Company’s operations and ability to implement its business strategy.

Covenants in Credit Facilities

The terms of the Company's credit facilities and trust indenture with respect to outstanding Senior Unsecured Notes may limit the Company's ability to, among other things:

•	incur additional indebtedness or contingent obligations;
•	sell significant assets;
•	grant liens; and
•	pay dividends in excess of certain thresholds.

The credit facilities require the Company to maintain certain financial ratios and satisfy other non-financial maintenance covenants. Compliance with these covenants and financial ratios, as well as those that may be contained in future debt agreements may impair the Company's ability to finance its future operations or capital needs or to take advantage of favourable business opportunities. The Company's ability to comply with these covenants and financial ratios will depend on future performance, which may be affected by events beyond the Company's control. The Company's failure to comply with any of these covenants or financial ratios may result in a default under the credit facilities and/or Senior Unsecured Notes and, in some cases, the acceleration of indebtedness under other instruments that contain cross-default or cross-acceleration provisions. In the event of a default, or a cross-default or cross-acceleration, the Company may not have sufficient funds available to make the required payments under its debt agreements. If the Company is unable to repay amounts owed under the terms of the credit agreement governing any credit facility that it may enter into in the future, those lenders may be entitled to take possession of the collateral securing that facility to the extent required to repay those borrowings. In such event, the Company may not be able to fully repay the credit facility, if at all.

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Management of Expanding Operations

As a result of acquisitions completed by DHX, significant demands have been placed on the managerial, operational and financial personnel and systems of DHX. No assurance can be given that DHX’s systems, procedures and controls will be adequate to support the expansion of operations of DHX. The future operating results of DHX will be affected by the ability of its officers and key employees to manage changing business conditions and to implement and improve its operational and financial controls and reporting systems. If DHX is unsuccessful in managing such demands and changing business conditions, its financial condition and results of operations could be materially adversely affected.

Liquidity Risk

The Company's production revenues for any period are dependent on the number and timing of film and television programs delivered, which cannot be predicted with certainty. The Company's film and television distribution revenues vary significantly from quarter to quarter driven by contracted deliveries with television services. Distribution revenues are contract and demand driven and can fluctuate significantly from period to period. The Company manages liquidity by forecasting and monitoring operating cash flows and through the use of capital leases and maintaining credit facilities. Any failure to adequately manage liquidity could adversely affect the Company's business and results of operations, including by limiting the Company's ability to meet its working capital needs, make necessary or desirable capital expenditures, satisfy its debt service requirements, make acquisitions and declare dividends on its Common Shares. There can be no assurance that the Company will continue to have access to sufficient short and long term capital resources, on acceptable terms or at all, to meet its liquidity requirements.

Volatile Market Price

Securities markets have a high level of price and volume volatility, and the market price of securities of many companies have experienced wide fluctuations in price which have not necessarily been related to the operating performance, underlying asset values or prospects of such companies. Factors unrelated to the financial performance or prospects of DHX include macroeconomic developments in North America and globally, and market perceptions of the attractiveness of particular industries. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long term value of DHX.

Dividend Payments

The Company currently pays quarterly dividends on its Common Shares in amounts approved by the Board of Directors of the Company. While the Company expects to continue to generate sufficient free cash flow to fund such dividend payments, if actual results are different from expectations there can be no assurance that the Company will continue its dividend payments at the current levels or at all.

Economic Conditions

DHX’s revenues and operating results are and will continue to be influenced by prevailing general economic conditions in particular with respect to its television broadcasting activities. In certain cases, purchasers of the DHX Television Business' advertising inventories may reduce their advertising budgets. In addition, the deterioration of economic conditions could adversely affect payment patterns which could increase DHX’s bad debt expense. During an economic downturn, there can be no assurance that DHX’s operating results, prospects and financial condition would not be adversely affected.

Additional Costs of Listing on NASDAQ

In connection with the listing of Variable Voting Shares of the Company on NASDAQ, the Company became subject to public company reporting obligations in the United States. As a public company in the United States, the Company will incur significant additional legal, accounting and other expenses compared to historical levels. In addition, new and changing laws, regulations and standards relating to corporate governance and public disclosure, including the Dodd-Frank Wall Street Reform and Consumer Protection Act and the rules and regulations thereunder, as well as under the Sarbanes-Oxley Act of 2002, the Jumpstart Our Business Startups Act and the rules and regulations of the SEC and NASDAQ, may result in an increase in the Company's costs and the time that the Board and management of the Company must devote to complying with these rules and regulations. The Company expects these rules and regulations to substantially increase its legal and financial compliance costs and to divert management time and attention from the Company's product development and other business activities.

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Limited Trading Volume on NASDAQ

The Company's Variable Voting Shares began trading on the NASDAQ on June 23, 2015, however, trading volume on the NASDAQ has been limited. There can be no assurance that an active market for the Company's Variable Voting Shares in the United States will be developed or sustained. Holders of Variable Voting Shares may be unable to sell their investments on satisfactory terms in the United States. As a result of any risk factor discussed herein, the market price of the Variable Voting Shares or Common Voting Shares of the Company at any given point in time may not accurately reflect the long-term value of the Company. Furthermore, responding to these risk factors could result in substantial costs and divert management's attention and resources. Substantial and potentially permanent declines in the value of the Variable Voting Shares or Common Voting Shares may result.

Other factors unrelated to the performance of the Company that may have an effect on the price and liquidity of the Shares include: the extent of analytical coverage; lessening in trading volume and general market interest in the Shares; the size of the Company's public float; and any event resulting in a delisting of Shares.

Public Announcement of Future Corporate Developments

Management of the Company, in the ordinary course of the Company's business, regularly explores potential strategic opportunities and transactions. These opportunities and transactions may include strategic joint venture relationships, significant debt or equity investments in the Company by third parties, the acquisition or disposition of material assets, the licensing, acquisition or disposition of material intellectual property, the development of new product lines or new applications for its existing intellectual property, significant distribution arrangements and other similar opportunities and transactions. The public announcement of any of these or similar strategic opportunities or transactions might have a significant effect on the price of the Shares. The Company's policy is to not publicly disclose the pursuit of a potential strategic opportunity or transaction unless it is required to do so by applicable law, including applicable securities laws relating to continuous disclosure obligations. There can be no assurance that investors who buy or sell securities of the Company are doing so at a time when the Company is not pursuing a particular strategic opportunity or transaction that, when announced, would have a significant effect on the price of the Shares.

In addition, any such future corporate development may be accompanied by certain risks, including exposure to unknown liabilities of the strategic opportunities and transactions, higher than anticipated transaction costs and expenses, the difficulty and expense of integrating operations and personnel of any acquired companies, disruption of the Company's ongoing business, diversion of management's time and attention, possible dilution to shareholders and other factors as discussed below in more detail. The Company may not be able to successfully overcome these risks and other problems associated with any future acquisitions and this may adversely affect the Company's business and financial condition.

Risks Related to the Production and Distribution of Film and Television

Risks Related to the Nature of the Entertainment Industry

The entertainment industry involves a substantial degree of risk. Acceptance of entertainment programming represents a response not only to the production’s artistic components, but also the quality and acceptance of other competing programs released into the marketplace at or near the same time, the availability of alternative forms of entertainment and leisure time activities, general economic conditions, public tastes generally and other intangible factors, all of which could change rapidly or without notice and cannot be predicted with certainty. There is a risk that some or all of the Company’s programming will not be purchased or accepted by the public generally, resulting in a portion of costs not being recouped or anticipated profits not being realized. There can be no assurance that revenue from existing or future programming will replace loss of revenue associated with the cancellation or unsuccessful commercialization of any particular production.

Risks Related to Television and Film Industries

Because the performance of television and film programs in ancillary markets, such as home video and pay and free television, is often directly related to reviews from critics and/or television ratings, poor reviews from critics or television ratings may negatively affect future revenue. The Company’s results of operation will depend, in part, on the experience and judgment of its Management to select and develop new investment and production opportunities. The Company cannot make assurances that the Company’s films and television programs will obtain favourable reviews or ratings, that its films and television programs will perform well in ancillary markets, or that broadcasters will license the rights to broadcast any of the Company’s film and television programs in development or renew licenses to broadcast film and television programs in the Company’s library. The failure to achieve any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Licensed distributors’ decisions regarding the timing of release and promotional support of the Company’s films, television programs and related products are important in determining the success of these films, programs and related products. The Company does not control the timing and manner in which the Company’s licensed distributors distribute the Company’s films, television programs or related products. Any decision by those distributors not to distribute or promote one of the Company’s films, television programs or related products or to promote competitors’ films, programs or related products to a greater extent than they promote the Company could have a material adverse effect on the Company’s business, results of operations or financial condition.

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Canadian Status

In addition to license fees from domestic and foreign broadcasters and financial contributions from co-producers, the Company finances a significant portion of its production budgets from federal and provincial governmental agencies and incentive programs, including the Canadian Television and Cable Production Fund, the provincial film equity and other incentive and investment programs, federal tax credits and provincial tax credits. The tax credits are considered part of the Company’s equity in any production for which they are used as financing. There can be no assurance that individual incentive programs available to the Company will not be reduced, amended or eliminated or that the Company or any production will qualify for them, any of which may have an adverse effect on the Company’s business, results of operations or financial condition.

Furthermore, the Company could lose its ability to exploit Canadian government tax credits and incentives described above if it ceases to be “Canadian” as defined under the Investment Canada Act (Canada). In particular, the Company would not qualify as a Canadian if Canadian nationals cease to beneficially own shares of the Company having more than 50% of the combined voting power of its outstanding shares. In Canada and under international treaties, under applicable regulations, a program will qualify as a Canadian-content production if, among other things: (i) it is produced by Canadians with the involvement of Canadians in principal functions; and (ii) a substantial portion of the budget is spent on Canadian elements. In addition, substantially all of the Company’s programs are contractually required by broadcasters to be certified as “Canadian”. In the event a production does not qualify for certification as Canadian, the Company would be in default under any government incentive and broadcast licenses for that production. In the event of such default, the broadcaster could refuse acceptance of the Company’s productions.

Competition (Production and Distribution)

For fiscal 2016, a material portion of the Company’s revenues are derived from the production and distribution of film and television programs. The business of producing and distributing film and television programs is highly competitive. The Company faces intense competition with other producers and distributors, many of whom are substantially larger and have greater financial, technical and marketing resources than the Company. The Company competes with other television and film production companies for ideas and storylines created by third parties as well as for actors, directors, writers, and other personnel required for a production. The Company may not be successful in any of these efforts which may adversely affect business, results of operations or financial condition.

The Company intends to increase its penetration of the prime-time television network market. The Company competes for time slots with a variety of companies which produce televised programming. The number of network prime-time slots remains limited (a “slot” being a broadcast time period for a program), even though the total number of outlets for television programming has increased over the last decade. Competition created by the emergence of new broadcasters has generally caused the market shares of the major networks to decrease. Even so, the licence fees paid by the major networks remain the most lucrative. As a result, there continues to be intense competition for the time slots offered by those networks. There can be no assurance that the Company will be able to increase its penetration of the prime-time network market or obtain favourable programming slots, the failure to do so may have a negative impact on the Company’s business.

Limited Ability to Exploit Film and Television Content Library

The Company depends on a limited number of titles for a significant portion of the revenues generated by its film and television content library. In addition, many of the titles in its library are not presently distributed and generate substantially no revenue. If the Company cannot acquire new products and rights to popular titles through production, distribution agreements, acquisitions, mergers, joint ventures or other strategic alliances, it could have a material adverse effect on its business, results of operations or financial condition.

Protecting and Defending Against Intellectual Property Claims

The Company’s ability to compete depends, in part, upon successful protection of its intellectual property. Furthermore, the Company’s revenues are dependent on the unrestricted ownership of its rights to television and film productions. Any successful claims to the ownership of these intangible assets could hinder the Company’s ability to exploit these rights. The Company does not have the financial resources to protect its rights to the same extent as some of its competitors. The Company attempts to protect proprietary and intellectual property rights to its productions through available copyright and trademark laws in a number of jurisdictions and licensing and distribution arrangements with reputable international companies in specific territories and media for limited durations. Despite these precautions, existing copyright and trademark laws afford only limited practical protection in certain countries in which the Company may distribute its products and in other jurisdictions no assurance can be given that challenges will not be made to the Company’s copyright and trade-marks. In addition, technological advances and conversion of film and television programs into digital format have made it easier to create, transmit and share unauthorized copies of film and television programs. Users may be able to download and/or stream and distribute unauthorized or “pirated” copies of copyrighted material over the Internet. As long as pirated content is available to download and/or stream digitally, some consumers may choose to digitally download or stream material illegally. As a result, it may be possible for unauthorized third parties to copy and distribute the Company’s productions or certain portions or applications of its intended productions, which could have a material adverse effect on its business, results of operations or financial condition.

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Litigation may also be necessary in the future to enforce the Company’s intellectual property rights, to protect its trade secrets, or to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Any such litigation could result in substantial costs and the diversion of resources and could have a material adverse effect on the Company’s business, results of operations or financial condition. The Company cannot provide assurances that infringement or invalidity claims will not materially adversely affect its business, results of operations or financial condition. Regardless of the validity or the success of the assertion of these claims, the Company could incur significant costs and diversion of resources in enforcing its intellectual property rights or in defending against such claims, which could have a material adverse effect on the Company’s business, results of operations or financial condition.

Concentration Risk

Revenue from production and distribution of film and television may originate from disproportionately few productions and broadcasters. The value of the Common Shares may be substantially adversely affected should the Company lose the revenue generated by any such production or broadcaster.

Potential for Budget Overruns and Other Production Risks

A production’s costs may exceed its budget. Unforeseen events such as labour disputes, death or disability of a star performer, changes related to technology, special effects or other aspects of production, shortage of necessary equipment, damage to film negatives, master tapes and recordings, or adverse weather conditions, or other unforeseen events may cause cost overruns and delay or frustrate completion of a production. Although the Company has historically completed its productions within budget, there can be no assurance that it will continue to do so. The Company currently maintains insurance policies and when necessary, completion bonds, covering certain of these risks. There can be no assurance that any overrun resulting from any occurrence will be adequately covered or that such insurance and completion bonds will continue to be available or, if available on terms acceptable to the Company. DHX has never made a material claim on its insurance or called on a completion bond. In the event of budget overruns, the Company may have to seek additional financing from outside sources in order to complete production of a television program. No assurance can be given as to the availability of such financing or, if available on terms acceptable to the Company. In addition, in the event of substantial budget overruns, there can be no assurance that such costs will be recouped, which could have a significant impact on the Company’s results of operations or financial condition.

Management Estimates in Revenues and Earnings

The Company makes numerous estimates as to its revenues and matching production and direct distribution expenses on a project by project basis. As a result of this accounting policy, earnings can widely fluctuate if Management has not accurately forecast the revenue potential of a production.

Stoppage of Incentive Programs

There can be no assurance that the local cultural incentive programs which DHX may access in Canada and internationally from time to time, including those sponsored by various European, Australian and Canadian governmental agencies, will not be reduced, amended or eliminated. There can be no assurance that programs and policies will not be terminated or modified in a manner that has an adverse impact on DHX's business, including, but not limited to, its ability to finance its production activities. Any change in the policies of those countries in connection with their incentive programs may have an adverse impact on DHX’s business, results of operation or financial condition.

Financial Risks Resulting from the Company’s Capital Requirements

The production, acquisition and distribution of films and television programs require a significant amount of capital. The Company cannot provide assurance that it will be able to continue to successfully implement financing arrangements or that it will not be subject to substantial financial risks relating to the production, acquisition, completion and release of future films and television programs. If the Company increases (through internal growth or acquisition) its production slate or its production budgets, it may be required to increase overhead, make larger up-front payments to talent, and consequently bear greater financial risks. The occurrence of any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

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Technological Change (Production and Distribution)

Technological change may have a materially adverse effect on the Company’s business, results of operations and financial condition. The emergence of new production or CGI technologies, or a new digital television broadcasting standard, may diminish the value of the Company’s existing equipment and programs. Although the Company is committed to production technologies such as computer generated imagery ("CGI") and digital post-production, there can be no assurance that it will be able to incorporate other new production and post-production technologies which may become de facto industry standards. In particular, the advent of new broadcast standards, which may result in television programming being presented with greater resolution and on a wider screen than is currently the case, may diminish the evergreen value of the Company’s programming library because such productions may not be able to take full advantage of such features. There can be no assurance that the Company will be successful in adapting to these changes on a timely basis.

Labour Relations

Many individuals associated with the Company’s projects are members of guilds or unions which bargain collectively with producers on an industry-wide basis from time to time. While the Company has positive relationships with the guilds and unions in the industry, a strike or other form of labour protest affecting those guilds or unions could, to some extent, disrupt production schedules which could result in delays and additional expenses.

Exchange Rates

The returns to the Company from foreign exploitations of its properties are customarily paid in US dollars, GBP and Euros and, as such, may be affected by fluctuations in the exchange rates. Currency exchange rates are determined by market factors beyond the control of the Company and may vary substantially during the course of a production period. In addition, the ability of the Company to repatriate to Canadian funds arising in connection with foreign exploitation of its properties may also be adversely affected by currency and exchange control regulations imposed by the country in which the production is exploited. At present, the Company is not aware of any existing currency or exchange control regulations in any country in which the Company currently contemplates exploiting its properties which would have an adverse effect on the Company’s ability to repatriate such funds. Where appropriate, the Company will hedge its foreign exchange risk through the use of derivatives.

Any of the foregoing could have a material adverse effect on the Company’s business, results of operations or financial condition.

Risks Related to Television Broadcasting

Impact of CRTC's Let's Talk TV Consultation

Starting in March 2016, BDUs are required to offer all discretionary television programming services (which includes all services other than those that are required to be distributed as a part of the basic service and some other few exceptions) either on an à la carte basis or in small reasonably priced packages. Starting in December 2016, BDUs are required to offer all services both on an à la carte basis and in small reasonably priced packages.

The impact of these changes on existing packages offered by BDUs, and in particular on the relatively high penetration packages in which DHX Television's services have typically been offered is not yet fully known. If DHX Television's services were moved into low penetration packages or only offered on an à la carte basis, and if DHX Television were not able to negotiate penetration based pricing to offset the decline in penetration, then this could have an adverse impact on DHX Media's revenue.

Applicable Licenses

The DHX Television Business operates under three broadcast licenses issued by the CRTC, which are required to operate the broadcasting undertakings held by DHX Television. The Category A license for Family Channel and Disney Junior (English-language) and the Category B license for Disney Junior (French-language) were issued for five years and expire in 2017. The Category B license for Family CHRGD was issued in 2009, initially expired in 2015 and has been administratively renewed expiring in 2017.

All larger, licensed Canadian BDUs must carry channels that hold Category A licenses in the appropriate language market. A loss of a Category A license could have a material adverse effect on the subscriber count and ultimately the revenues of DHX attributable to its television broadcasting activities.

In addition, the CRTC licenses carry a number of mandated requirements, including minimum Canadian content expenditures, minimum Canadian content airtime, and maximum airtime devoted to certain suppliers, among other requirements. Changes to these terms, particularly with respect to Canadian programming exhibition and expenditures, may result in material changes to the content cost structure of the DHX Television business. Moreover, in past years, previous owners of the DHX Television business were able to allocate Canadian content expenditures across a number of different services by sharing these expenditures with its other broadcast assets in its CRTC-recognized broadcast group. DHX does not own additional broadcast assets with Canadian expenditure obligations and, therefore, cannot allocate programming expenditures on this basis.

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Concentration of Customers

The DHX Television business is dependent on BDU, including cable, DTH, IPTV and multichannel multipoint distribution systems, for distribution of its television services. There could be a negative impact on revenues if distribution affiliation agreements with BDUs were not renewed on terms and conditions similar to those currently in effect. Affiliation agreements with BDUs have multi-year terms that expire at various points in time.

The majority of the DHX Television business’ subscriber base is reached through a small number of very significant customers. There is always a risk that the loss of an important relationship would have a significant impact on any particular business unit. To mitigate this risk, the DHX Television enters into long-term contracts with its customers.

Concentration of Suppliers

The majority of DHX Television's non-Canadian content was previously supplied by Disney. On April 15, 2015, DHX Media announced that its current output agreement with Disney would not be renewed. The Company continued to broadcast Disney content until December of 2015 as part of a transitional arrangement, commencing with a new and original lineup in January 2016. There is no assurance that the DHX content and content commissioned from other studios and independent third party producers replacing the Disney content will be suitable replacement programming. Additionally, the content previously supplied by Disney is now distributed in competition with DHX’s content and programming.

Regulated Environment and Rights of Shareholders

DHX’s television broadcasting operations are subject to Federal government regulation, including the Broadcasting Act (Canada) (the “Broadcasting Act”). The CRTC administers the Broadcasting Act and, among other things, grants, amends and renews broadcasting licenses, and approves certain changes in corporate ownership and control of broadcast licensees. The CRTC may also adopt and implement regulations and policies, and renders decisions thereunder, which can be found on the CRTC's web site at www.crtc.gc.ca. Certain decisions of the CRTC can also be varied, rescinded or referred back to the CRTC by Canada's Governor-in-Council either of its own volition or upon petition in writing by third parties filed within 90 days of a CRTC decision. The Government of Canada also has the power under the Broadcasting Act to issue directions of general application on broad policy matters with respect to the objectives of the broadcasting and regulatory policy in the Broadcasting Act, and to issue directions to the CRTC requiring it to report on matters within the CRTC's jurisdiction under the Broadcasting Act. Legislative changes, a direction by the Governor in Council to the CRTC, or the adoption of new regulations or policies or any decision by the CRTC, could have a material adverse effect on the DHX’s business, financial condition or operating results.

The CRTC requires Canadian television programming services to draw certain proportions of their programming from Canadian content and, in many cases, to spend a portion of their revenues on Canadian programming. Often, a portion of the production budgets of Canadian programs is financed by Canadian government agencies and incentive programs, such as the Canadian Media Fund, Telefilm Canada and federal and provincial tax credits. There can be no assurance that such financing will continue to be available at current levels, or at all. Reductions or other changes in the policies of Canada or its provinces in connection with their incentive programs could increase the cost of acquiring Canadian programs required to be broadcasted and have a material adverse effect on DHX’s business, financial condition or operating results.

Government directions limit the ownership by non-Canadians of voting shares in Canadian broadcasting undertakings and require Canadian control of such undertakings. For additional information concerning restrictions on ownership of shares and voting shares arising in connection with the application of the Broadcasting Act to DHX refer to DHX’s Management Information Circular dated September 3, 2014. DHX’s Common Shares are publicly traded, and as a result, although the Company monitors the level of non-Canadian ownership of Common Shares, there can be no assurance that the level of non-Canadian ownership of such shares will continue to be within the applicable limits. Any failure to comply with such limits could result in the loss of broadcast licenses for the DHX Television business. In October 2014, with shareholder approval, DHX effected a reorganization of its share capital structure in order to address this risk concerning Canadian ownership and control of broadcast undertakings. Such share capital reorganization resulted in, among other things, the creation of two new classes of shares, Common Voting Shares and Variable Voting Shares. Each outstanding Common Share of DHX which was not owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Variable Voting Share and each outstanding Common Share which was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. All of the unissued Common Shares were then cancelled. Additional details concerning this matter can be found in DHX’s Management Information Circular dated September 3, 2014.

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DHX’s television operations rely upon licenses granted under the Copyright Act (Canada) (the “Copyright Act”) in order to make use of the music components of the programming distributed by these undertakings. Under these licenses DHX is required to pay royalties, established by the Copyright Board of Canada pursuant to the requirements of the Copyright Act, to collecting societies that represent the copyright owners of such music components. The levels of the royalty payable by DHX are subject to change upon application by the collecting societies and approval by the Copyright Board. The Government of Canada may, from time to time, make amendments to the Copyright Act. Amendments to the Copyright Act could result in DHX being required to pay different levels of royalties for these licenses.

Changes in laws or regulations or in how they are interpreted, and the adoption of new laws or regulations, could negatively affect DHX. Management constantly monitors the regulatory environment to identify risks and opportunities resulting from any changes.

Technological Change (Broadcasting)

With respect to DHX’s television broadcasting business, products issued from new or alternative technologies, may include, among other things: Transactional Video on Demand, Subscription Video on Demand, Personal Video Recorders, Mobile Television, Internet Protocol TV, and Internet television. Additionally, devices like smartphones and tablets are creating consumer demand for mobile/portable content. Also, there has been growth of Over-the-Top content delivery through the implementation of game systems and other consumer electronic devices (including TV sets themselves) that enable broadband delivery of content providing increased flexibility for consumers to view high quality audio/video in the "living room". These technologies may increase audience fragmentation, decrease the number of subscribers to the services, reduce the Company's television ratings and have an adverse effect on revenues.

Revenues

Subscription revenues are dependent on the number of subscribers and the wholesale rate billed by DHX Television to BDUs for carriage of the individual services. The extent to which the Company's subscriber bases will be maintained or grow is uncertain and is dependent upon the ability of BDUs to deploy and expand their digital technologies, their marketing efforts and the packaging of their services' offerings, as well as upon the willingness of subscribers to adopt and pay for the services.

DHX’s television broadcast signals are subject to illegal interception and as a result, potential revenue loss. An increase in the number of illegal receivers in Canadian homes could adversely impact the Company's existing revenues and inhibit its capacity to grow its subscriber base.

Competition (Broadcasting)

The CRTC issues new licenses for a variety of services on a constant basis. Competitive licenses granted to other licensees increases the competition for viewers, listeners, programming and advertising dollars. The Commission has revised its policies regarding genre protection for Category A services based on its Let’s Talk TV review conducted in the 2014-15 broadcast year, which could result in increased competition, particularly in relation to Family Channel.

In recent years, the previous owner of the DHX Television business launched a number of digital television specialty services and new programming channels, and was able to limit the impact of competition by delivering strong programming and strengthening its brands. The DHX Television business additionally faces the emergence of new indirect and unregulated competitors such as personal video recorders, mobile television, Internet Protocol TV, Internet television, satellite radio, cell phone radio, OTT content, tablets, smartphones, and mobile media players.

Quality programming is a key factor driving the success of DHX’s television services. Increasing competition for popular quality programming can cause prohibitive cost increases that may prevent DHX from renewing supply agreements for specific popular programs or contracts for on-air personalities.

Broadcast Licenses and Goodwill

As disclosed in the notes to the audited consolidated financial statements for the year ended June 30, 2016, the broadcast licenses and goodwill are not amortized but are tested for impairment annually, or more frequently if events or circumstances indicate that it is more likely than not that the broadcast licenses and / or goodwill value might be impaired. The fair value of broadcast licenses and goodwill is and will continue to be influenced by assumptions, based on prevailing general economic conditions, used to support the discounted future cash flows calculated by DHX to assess the fair value of its broadcast licenses and goodwill. During an economic downturn, there can be no assurance that DHX’s broadcast licenses and goodwill value would not be adversely affected following changes in such assumptions. DHX monitors the value of its broadcasts licenses and goodwill on an ongoing basis and any changes to their fair value would be recognized as a non-cash impairment charge on the consolidated statements of earnings.

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New Business

Television broadcasting is a relatively new business for the Company. Although the Company expects to benefit from the experience that its management team has gained while working in the television industry, and the strong management team at DHX (including those managers that have transitioned to DHX in connection with the completion of the acquisition), the Company may be less successful in implementing its business strategy than a more seasoned broadcasting entity. As a result, DHX may experience significant fluctuations in its operating results and rate of growth, which may vary from those projected by management. In addition, the forward-looking statements contained in the Company’s MD&A about expected future operating results are subject to uncertainties that are due, in part, to DHX’s lack of an operating history. No assurance can be given that DHX will be successful in implementing its business strategy or that it will achieve expected future operating results which could have a material adverse effect on the Company’s cash flows, financial condition or results of operations.

Disclosure Controls and Procedures and Internal Control over Financial Reporting

The Company’s Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) have designed or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information is gathered and reported to senior management to permit timely decisions regarding public disclosure and to provide reasonable assurance that the information required to be disclosed in reports that are filed or submitted under Canadian securities legislation is recorded, processed, summarized, and reported within the time period specified in those rules.

The CEO and the CFO have also designed, or caused to be designed under their supervision, internal controls over financial reporting to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes.

In its annual filings dated September 28, 2016, the CEO and the CFO, after evaluating the effectiveness of the Company’s disclosure controls and procedures, and internal control over financial reporting, concluded that as at June 30, 2016, both the Company’s disclosure controls and procedures, and internal control over financial reporting were operating effectively. It should be noted that a control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, including instances of fraud, if any, have been detected.

There were no changes in internal controls over financial reporting during the Fiscal 2016 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Use of Non-GAAP Financial Measures

In addition to the results reported in accordance with IFRS or GAAP as issued by the International Accounting Standards Board, the Company uses various non-GAAP financial measures, which are not recognized under IFRS or GAAP, as supplemental indicators of our operating performance and financial position. These non-GAAP financial measures are provided to enhance the user’s understanding of our historical and current financial performance and our prospects for the future. Management believes that these measures provide useful information in that they exclude amounts that are not indicative of our core operating results and ongoing operations and provide a more consistent basis for comparison between periods. The following discussion explains the Company’s use of certain non-GAAP financial measures, which are Adjusted EBITDA, Adjusted Net Income, Gross Margin, and Adjusted Operating Activities.

“Adjusted EBITDA” means earnings (loss) before interest, taxes, depreciation, amortization, share-based compensation expense, finance expense (income), development expense, and impairment of certain investments in film and television programs, and also includes adjustments for other identified charges, as specified in the accompanying tables. Amortization includes amortization of property & equipment, expense of acquired libraries, and intangible assets. Adjusted EBITDA is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other issuers. Management believes Adjusted EBITDA to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is earnings before income taxes.

“Adjusted Net Income” is a non-GAAP financial measure which adjusts net income (loss) for identified charges, net of tax effect. Adjusted Net Income is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Adjusted Net Income may not be comparable to similar measures presented by other issuers. Management believes Adjusted Net Income to be a meaningful indicator of our performance that provides useful information to investors regarding our financial condition and results of operation. The most comparable GAAP measure is earnings before income taxes.

"Basic Adjusted Net Income Per Common Share" and "Diluted Adjusted Net Income Per Common Share" are calculated by dividing Adjusted Net Income by Basic weighted average common shares outstanding and diluted weighted average common shares outstanding, respectively.

“Gross Margin” means revenue less direct production costs and expense of film and television programs produced (per the financial statements) and plus the portion of the expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries as detailed in footnote 3 of the accompanying Reconciliation of Historical Results of Adjusted EBITDA. Gross Margin is not an earnings measure recognized by GAAP and does not have a standardized meaning prescribed by GAAP; accordingly, Gross Margin may not be comparable to similar measures presented by other issuers. The most comparable GAAP measure is earnings before income taxes.

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“Adjusted Operating Activities” is a non-GAAP financial measure of cash inflows and outflows from operating activities adjusted for increases and decreases in interim production financing, bank indebtedness, excluding specifically identified financing and investing activities, changes in restricted cash, and identified charges, net of tax, as in Management’s opinion, these are also an integral part of determining cash flows from operations. Adjusted Operating Activities is one of the key cash flow measurement tools used by Management in assessing cash flow performance. The most comparable GAAP measure is cash flows from operating activities.

Reconciliations of historical results to both Adjusted EBITDA and Adjusted Net Income are presented on the following pages.

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Reconciliation of Historical Results to Adjusted EBITDA

Adjusted EBITDA is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP; accordingly, Adjusted EBITDA may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted EBITDA should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator of the Company’s performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income, Adjusted EBITDA, and Gross Margin, based on the audited consolidated financial statements for the years ended June 30, 2016 and 2015 of the Company found on www.sedar.com, www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml. For further description see “Use of Non-GAAP Financial Measures” elsewhere in this MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

	Q4 - 2016[1]	Q3 - 2016[1]	Q2 - 2016[1]	Q1 - 2016[1]	Q4 - 2015[1]	Q3 - 2015[1]	Q2 - 2015[1]	Q1 - 2015[1]	Fiscal 2016[1]	Fiscal 2015[1]
	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)	($000)
Net income (loss) for the period	(1,746)	10,219	11,671	7,524	3,696	18,031	5,539	(7,733)	27,668	19,533
Provision for (recovery of) income taxes	(274)	756	3,272	1,367	(566)	6,666	2,035	(2,398)	5,121	5,737
Interest expense, net[2]	5,290	5,380	4,343	4,304	4,968	4,280	3,703	3,387	19,317	16,338
Amortization[3]	7,878	6,315	7,897	5,314	5,967	7,028	5,376	3,165	27,404	21,536
Share-based compensation expense	1,545	1,528	1,817	1,091	1,165	1,378	1,105	606	5,981	4,254
Finance expense (excluding interest), net[2]	9,501	6,421	(3,057)	(2,367)	4,229	(8,904)	3,354	(1,673)	10,498	(2,994)
Tangible benefit obligation expense[4]	—	—	—	—	—	—	—	14,215	—	14,215
Acquisition costs	—	—	—	—	150	—	1,077	3,918	—	5,145
Write-down of certain investment in film and television	800	450	500	—	1,282	517	15	—	1,750	1,814
Development and other expense[5]	1,828	1,667	1,316	1,139	1,919	807	1,665	240	5,950	4,631
Adjusted EBITDA[1]	24,822	32,736	27,759	18,372	22,810	29,803	23,869	13,727	103,689	90,209
Selling, general and administrative, net of share-based compensation expense	19,144	17,776	16,528	16,185	14,856	14,990	13,638	11,347	69,633	54,831
Gross Margin[1]	43,966	50,512	44,287	34,557	37,666	44,793	37,507	25,074	173,322	145,040

1See “Use of Non-GAAP Financial Measures” section of this MD&A for further details.

2Finance expense per the financial statements has been split between its interest and non-interest components.

3Amortization is made up of amortization of P&E and intangibles and the portion of expense of acquired library that relates to the amortization of the purchase accounting bump to fair value for all acquired libraries. These adjustments were as follows: Q4 2016-$3.91 million and $3.97 million, respectively; Q3 2016-$3.94 million and $2.38 million, respectively; Q2 2016-$3.46 million and $4.44 million, respectively; Q1 2016-$3.22 million and $2.10 million, respectively (Q4 2015-$3.18 million and $2.80 million, respectively; Q3 2015-$3.43 million and $3.59 million, respectively; Q2 2015-$2.13 million and $3.25 million, respectively; Q1 2015-$1.67 million and $1.49 million); and Fiscal 2016-$14.52 million and $12.88 million, respectively (Fiscal 2015-$10.41 million and $11.13 million, respectively).

4See the "DHX Television Tangible Benefit Obligation" section of the 2015 Annual MD&A for additional details.

5Development and other expenses for Q4 2016 tie directly to the financial statements and includes costs related to the rebranding of DHX television of $nil, severance and integration costs of $0.38 million, lease termination costs of $nil, development costs and costs acquisitions not completed of $1.45 million, and costs related to a withdrawn equity offering of $nil (Q3 2016 - $1.30 million, $0.37 million, $nil, $nil and $nil, respectively; Q2 2016 - $1.32 million, $nil, $nil, $nil, and $nil, respectively; Q1 2016 - $0.74 million, $0.40 million, $nil, $nil, and $nil, respectively; Q4 2015 - $nil, $1.14 million, $nil, $0.28 million and $0.50 million, respectively; Q3 2015 - $nil, $nil, $nil, $0.81 million, and $nil, and respectively; Q2 2015 - $nil, $0.62 million, $1.05 million, $nil, and $nil, respectively; Q1 2015 - $nil, $nil, $nil, $0.24 million, and $nil, respectively).

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Reconciliation of Historical Results to Adjusted Net Income

Adjusted Net Income is not a recognized earnings measure under GAAP and does not have standardized meanings prescribed by GAAP. Accordingly, Adjusted Net Income may not be comparable to similar measures presented by other companies or issuers. Investors are cautioned that Adjusted Net Income should not be construed as an alternative to net income or loss determined in accordance with GAAP as an indicator or the Company's performance or to cash flows from operating, investing, and financing activities as a measure of liquidity and cash flows. The following table reconciles net income to adjusted net Income and on the Company's consolidated financial statements found on www.sedar.com, www.dhxmedia.com, or on EDGAR at www.sec.gov/edgar.shtml. For further description see "Use of Non-GAAP Financial Measures" elsewhere in the MD&A.

The operating results for any period should not be relied upon as an indication of results for any future period.

	Q4 - 2016[1]	Q3 - 2016[1]	Q2 - 2016[1]	Q1 - 2016[1]	Q4 - 2015[1]	Q3 - 2015[1]	Q2 - 2015[1]	Q1 - 2015[1]	Fiscal 2016[1]	Fiscal 2015[1]

Net income (loss) for the period	(1,746)	10,219	11,671	7,524	3,696	18,031	5,539	(7,733)	27,668	19,533

Acquisition costs, net of estimated tax effect	—	—	—	—	129	—	1,476	2,820	—	3,340
Tangible benefit obligation, net of estimated tax effect	—	—	—	—	—	—	—	10,448	—	10,448
TV Rebranding costs, net of estimated tax effect[3]	—	906	923	516	—	—	—	—	2,345	—
Severance costs, lease termination and other, net of estimated tax effect[3]	265	259	—	281	821	—	—	—	805	1,906
Proposed equity offering costs, net of estimated tax effect[3]	—	—	—	—	360	—	—	—	—	360
Development expenses and acquisition costs not completed	1,015	—	—	—	—	—	—	—	1,015	—
Debt extinguishment charge	955	—	—	—	—	—	2,817	—	955	2,817

Adjusted net income[1]	489	11,384	12,594	8,321	5,006	18,031	9,832	5,535	32,788	38,404

1See "Use of Non-GAAP Financial Measures" section of this MD&A for further details.

2Certain of the 2015 comparative figures have been reclassified to align with the 2016 presentation.

3Included in Development expenses and other.

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DHX MEDIA LTD.

Fiscal 2016

Supplemental Information

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I. Summary of securities issued and options granted during the Fiscal 2016 (expressed in thousands of Canadian dollars, except for shares and amounts per share)

a.	Summary of securities issued

	Number of Common	Value
	Shares	$
Balance at June 30, 2015	123,982,312	236,757

Issued for cash consideration, net of costs and tax effect	8,667,000	62,480
Shares issued as part of employee share purchase plan	32,538	264
Dividends reinvested	88,754	597
NCIB shares repurchased and cancelled	(659,000)	(1,265)
Options exercised	1,663,125	3,995

Balance at June 30, 2016	133,774,729	302,828

b.	Summary of options and warrants

		Weighted-average
Options	Number of Options	exercise price

Balance at June 30, 2015	6,353,750	$5.10

Options granted	2,446,500	$8.15
Options exercised	(1,663,125)	$1.65

Balance at June 30, 2016	7,137,125	$6.93

c.	Summary of securities as at the end of the reporting period

1.	Authorized share capital

100,000,000 Preferred Variable Voting Shares ("PVVS"), redeemable at the option of the Company at any time at a millionth of a cent per share, no entitlement to dividends, voting

Unlimited Common Voting Shares without nominal or par value

Unlimited Variable Voting Shares without nominal or par value

Unlimited Non-Voting Shares without nominal or par value

2.	Shares outstanding and recorded value

133,774,729 common shares at a recorded value of 302,828, comprised of 104,714,707 common voting shares and 29,060,022 variable voting shares and nil non-voting shares;

100,000,000 preferred variable voting shares at a recorded value of $nil.

i.	Preferred Variable Voting Shares

On November 12, 2014, the PVVS were transferred by the Company’s Executive Chairman, to the Company’s Chief Executive Officer, in accordance with the terms of a shareholders agreement among the Company and holder of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, the Company’s Chief Executive Officer entered into the PVVS Shareholder Agreement with the Company, pursuant to which the Company’s Chief Executive Officer (i) agreed not to transfer the PVVS, in whole or in part, except with the prior written approval of the Board, (ii) granted to the Company the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement.  The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

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ii.	Common shares

On September 30, 2014, the Company’s shareholders approved a reorganization of the Company’s share capital structure (the “Share Capital Reorganization”) to address the Canadian ownership requirements of DHX Television. The Share Capital Reorganization was affected on October 9, 2014 and resulted in, among other things, the creation of three new classes of shares: Common Voting Shares, Variable Voting Shares and Non-Voting Shares.

On October 9, 2014, each outstanding Common Share of the Company that was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each outstanding Common Share that was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. Each Common Voting Share carries one vote per share on all matters. Each Variable Voting Share carries one vote per share unless the number of Variable Voting Shares outstanding exceeds 33 1/3% of the total number of Variable Voting Shares and Common Voting Shares outstanding, in which case the voting rights per share of the Variable Voting Shares are reduced so that the total number of votes associated with the outstanding Variable Voting Shares equals 33 1/3% of the total votes associated with the outstanding Variable Voting Shares and Common Voting Shares combined. The economic rights of each Variable Voting Share, each Common Voting Share, and each Non-Voting Share are the same. All of the unissued Common Shares of the Company were cancelled on the completion of the Share Capital Reorganization. The Variable Voting Shares and Common Voting Shares are listed on the Toronto Stock Exchange under the ticker symbols DHX.A and DHX.B, respectively. On June 23, 2015, the Variable Voting Shares were listed on the NASDAQ under the ticker symbol DHXM.

3.	Description of options

See note 12(d) of the audited consolidated financial statements for the year ended June 30, 2016.

II. Directors and officers as at June 30, 2016

Directors
Elizabeth Beale (2) (4)	Director
David Colville (2) (3)	Director
Sir Graham Day (2) (3) (4)	Director
Michael Donovan (1)	Executive Chairman, Director
Deborah Drisdell (1) (3)	Director
Dana Landry	CEO, Director
Geoffrey Machum, QC (4)	Chair of Corporate Governance and Nominations Committee, Director
Robert Sobey (3)	Chair of the Human Resources and Compensation Committee, Director
Catherine Tait (1)	Director
Donald Wright (2) (3) (4)	Lead Director of DHX, Chair of the Audit Committee

(1)	Member of the Production Financing Committee
(2)	Member of the Audit Committee
(3)	Member of the Human Resources and Compensation Committee
(4)	Member of the Corporate Governance and Nominations Committee

Officers
Michael Donovan	Executive Chairman
Dana Landry	CEO
Keith Abriel	CFO
Steven DeNure	President and COO
Mark Gosine	EVP, Legal Affairs, Secretary and General Counsel
David Regan	EVP, Strategy and Corporate Development

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